UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 4, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form

6-K consists

of the

30 September

2025 Pillar

3 Report

of UBS

Group and

significant regulated

subsidiaries
and sub-groups, which appears immediately following this page.

Pillar 3 Report

30 September 2025

UBS Group and significant regulated subsidiaries

and sub-groups

Terms used in this report, unless the context requires

otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “the

Group”, “we”, “us” and

“our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”
UBS AG and its consolidated subsidiaries
“Credit Suisse Group” and “Credit Suisse” Pre-acquisition Credit Suisse Group
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“Credit Suisse International standalone” Credit Suisse International on a standalone basis
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.

Table of contents
UBS Group
2
Section 1
Introduction and basis for preparation
4
Section 2
Key metrics
6
Section 3
Risk-weighted assets
12
Section 4
Going and gone concern requirements
and eligible capital
13
Section 5
Leverage ratio
15
Section 6
Liquidity and funding
Significant regulated subsidiaries and sub-groups
17
Section 1
Introduction
17
Section 2
UBS AG consolidated
20
Section 3
UBS AG standalone
23
Section 4
UBS Switzerland AG standalone
27
Section 5
UBS Europe SE consolidated
28
Section 6
UBS Americas Holding LLC consolidated
30
Section 7
Credit Suisse International standalone
Appendix
31
Abbreviations frequently used in our financial reports
33
Cautionary statement
Contacts
Switchboards
For all general inquiries
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manages relationships with
institutional investors, research
analysts and credit rating agencies.
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manages relationships with global
media and journalists.
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Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
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UBS’s Shareholder Services team,

a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
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For global registered share-related
inquiries in the US.
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Shareholder online inquiries:
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investor-inquiries
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Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2025. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

30 September 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The

Basel

Committee

on

Banking

Supervision

(the

BCBS)

final

Basel III

capital

adequacy

framework

consists

of

three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market
and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the
need

for

a

qualitative

approach

to supervising

banks. Pillar

3 requires

banks

to publish

a

range

of

disclosures,

mainly
covering risk, capital, leverage, liquidity and remuneration.
This

report

provides

Pillar 3

disclosures

for

the

UBS

Group

and

prudential

key

figures

and

regulatory

information

for
UBS AG consolidated and standalone,

UBS Switzerland AG standalone,

UBS Europe SE consolidated,

and UBS Americas
Holding LLC consolidated, as well as Credit Suisse

International standalone,

in the respective sections under “Significant
regulated subsidiaries and sub-groups”.
This

Pillar
3

report

has

been

prepared

in

accordance

with

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)
Ordinance on the Disclosure Obligations

of Banks and Securities Firms (the DisO-FINMA), the corresponding explanatory
notes, and the underlying BCBS Basel framework

disclosure requirements.

The revised Capital Adequacy Ordinance

(the
CAO) that

incorporates

the final

Basel III

standards

into

Swiss law,

and the

five new

FINMA ordinances

(including

the
DisO-FINMA) that contain

the implementing

provisions for

the revised CAO,

entered into force

on 1 January 2025.

The
DisO-FINMA

replaces

FINMA

Circular

2016/1

“Disclosure

–

banks”

and

incorporates

in

particular

new

and

revised
disclosure tables on risks and capital requirements.
›
Refer to “Changes to Pillar 3 disclosure requirements” in the

“Introduction and basis for preparation” section of the 31

March
2025 Pillar 3 Report, available under “Pillar 3 disclosures”

at
ubs.com/investors , for more information about new and revised quarterly tables as a result of the implementation

of the final Basel III standards in Switzerland
As UBS

is a

systemically

relevant bank

(an SRB)

under Swiss

banking law,

UBS Group AG

and UBS AG

are required

to
comply with regulations based on the final Basel III framework as applicable to Swiss SRBs on a consolidated basis.

Local

regulators

may

also

require

the

publication

of

Pillar 3

information

at

a

subsidiary

or

sub-group

level.

Where
applicable, these local disclosures

are provided under “Holding

company and significant

regulated subsidiaries and sub-
groups” at
ubs.com/investors
.
Significant regulatory developments, disclosure requirements and other changes
Developments in Switzerland aimed at strengthening financial stability
In September

2025, the

Swiss Federal

Council launched

a public

consultation

on proposed

legislative amendments

to
capital requirements

related to foreign

subsidiaries. The proposed

changes would require

the deduction of

investments
in foreign subsidiaries

of systemically important banks

(SIBs) from common

equity tier 1 (CET1) capital.

After the end of
the

public

consultation

in

January

2026,

the

Swiss

Federal

Council

is

expected

to

submit

its

proposal

to

the

Swiss
Parliament in the first

half of 2026.

Subject to the

Parliament’s final decision,

the proposal states

that the amendments
would enter into force in

2028,

at the earliest, starting with

a 65% deduction requirement in the

first year and increasing
to 100% by 5-percentage-point increments each year over seven years. The phase-in is subject to adjustment should the legislation be delayed.
A public

consultation on other

proposed measures

at the

ordinance level

ended in

September 2025. The

proposals include
provisions to deduct capitalized software and deferred tax

assets (DTAs) on temporary differences from CET1

capital, add
stricter requirements

for prudent

valuation adjustments

(PVAs) of

assets and

liabilities, and

mandate the

suspension of
interest

payments

for

additional

tier 1

capital

instruments

in

the

event

of

a

cumulative

loss

over

four

quarters.

The
proposals also introduce measures that aim to enable

FINMA and other authorities to better assess the situation

of banks
in a liquidity crisis. The entry into force of the above is expected in January 2027, at the earliest.
A public

consultation

by the

Swiss Federal

Council

is expected

to be

launched

in the

first half

of 2026

on additional
legislative measures,

including incremental

requirements for

the recovery

and resolution

plans of

SIBs, measures

aimed
at

increasing

the

potential

for

obtaining

liquidity

via

the

Swiss

National

Bank,

the

introduction

of

an

enhanced
accountability framework in the form of a

Senior Managers Regime for banks, and the

provision of additional powers for
FINMA. We expect the Swiss Federal Council’s submission of these legislative measures to the Parliament in the first half
of 2027, with the entry into force expected in 2028 or 2029.
In addition, a public

consultation on amendments

to the Liquidity Ordinance

is expected to be

launched in the first half
of 2026.

The proposals

are expected

to set

minimum requirements

for maintaining

borrowing capacity

for emergency
liquidity assistance.

30 September 2025 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Based on

financial information

published for

the first

quarter of

2025 and

given UBS AG’s

target CET1

capital ratio

of
between 12.5%

and 13%,

UBS AG would

be required

to hold additional

estimated CET1

capital of

around USD 24bn
on a pro-forma basis if all capital

measures were to

be implemented as proposed. This would

include around USD 23bn
related to the full deduction of UBS AG’s investments in foreign subsidiaries,

of which approximately USD 7bn would be
required

at the

start of

the proposed

phase-in period.

These pro

-forma figures

reflect

previously announced

expected
capital repatriations of around USD 5bn

to UBS AG from its subsidiaries.
The incremental

CET1 capital

of around

USD 24bn

required

for

UBS AG,

given

our aim

to maintain

an equity

double
leverage ratio

of around 100%

at UBS Group AG,

would result in

a CET1 capital

ratio at the

UBS Group AG (consolidated)
level

of

around

19%.

At

Group

level,

the

proposed

measures

related

to

DTAs

on

temporary

differences,

capitalized
software and

PVAs

would eliminate

capital recognition

for these

items,

thereby reducing

the CET1 capital

ratio for the
Group from around 19% to

around 17%, underrepresenting UBS’s capital

strength compared with peers.
The additional capital of USD 24bn would be in addition to the incremental capital that UBS will have to hold as a result
of

the

acquisition

of

the

Credit

Suisse

Group

in

order

to

meet

existing

regulations.

This

includes

around

USD 9bn

to
remove

the

regulatory

concessions

granted

to

Credit Suisse

and

around

USD 6bn

to

meet

the

current

progressive
requirements due to the increased leverage ratio denominator

(LRD) and higher market share of the combined business.
The estimated effect

for the progressive

requirements for

LRD and market share

decreased to USD 6bn, from

USD 9bn,
following

FINMA’s

confirmation

about

the

requirements

that

will apply

to

UBS.

The

phase-in of

the

increased

capital
requirements

relating

to

the

increased

LRD

and

higher

market

share

will

commence

on

1 January

2026

and

will

be
completed by the beginning of 2030, at the latest.
On this basis, UBS would be required to hold around USD 39bn in additional CET1 capital in total.
FINMA resolution report on UBS
In September 2025, FINMA published

its 2025 resolution report on UBS

related to the 2024 fiscal

year. FINMA concluded
that UBS

remains

resolvable

under UBS’s

existing

preferred

resolution

strategy,

which includes

a recapitalization

via a
bail-in at

the Gro

up holding

company level.

The Swiss

emergency

plan of

UBS is

designed to

ensure the

continuity of
systemically important

functions and critical

operations in

Switzerland in the

case of a

failed attempt to

restructure the
UBS Group.

According

to FINMA,

this plan

was largely

compliant with

the current

regulatory

requirements.

However,
given the

lessons learned

from the

Credit Suisse

crisis, FINMA

has determined

that the

Swiss emergency

plan requires
further

development

to

meet

the

objective

of

maintaining

systemically

important

functions

while

also

safeguarding
financial stability at

the international level.

Moreover,

FINMA assessed that

UBS’s Swiss

emergency plan

requires better
integration

into

UBS’s

global

resolution

plan.

Due

to

the

ongoing

integration

of

Credit

Suisse

into

UBS,

FINMA

has
refrained from assessing UBS’s

recovery plan, which outlines

measures that aim to

restore financial strength if UBS

should
come under severe capital or liquidity stress.
›
Refer to “Recovery and resolution” in the “Regulation

and supervision” section of the UBS Group Annual

Report 2024, available
under “Annual reporting” at ubs.com/investors , for more information
Frequency and comparability of Pillar 3 disclosures

The

DisO-FINMA

specifies

the

reporting

frequency

for

each

disclosure.

In

line

with

these

FINMA-specified

disclosure
requirements,

including

with

regard

to

comparative

periods,

we

provide

quantitative

comparative

information

as

of
30 June 2025 for

disclosures required on

a quarterly basis.

Where specifically required

by FINMA and / or

the BCBS, we
disclose comparative information for additional reporting

dates.

›
Refer to the 30 June 2025 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information about
previously published quarterly movement commentary

30 September 2025 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics for the third quarter of 2025
The KM1

and KM2

tables below

are based

on the

Swiss Financial

Market Supervisory

Authority (FINMA)

Ordinance on
the Disclosure Obligations

of Banks and

Securities Firms

(DisO-FINMA) rules.

The KM2 table

includes a reference

to the
total loss-absorbing capacity (TLAC) term sheet, published by the

Financial Stability Board (the FSB). The FSB provides this
term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet .
Our capital ratio increased,

primarily reflecting an increase in our tier 1 capital.

Our leverage ratio increased, driven by an
increase in our tier 1 capital and a decrease in the leverage ratio denominator (the LRD).
Our common equity

tier 1 (CET1)

capital increased by USD 1.9bn

to USD 74.7bn, mainly driven

by operating profit

before
tax of USD 2.8bn and an

increase in eligible deferred

tax assets on temporary

differences of USD 0.2bn, partly

offset by
dividend accruals

of USD 0.8bn

and current

tax expenses

of USD 0.3bn.

Share repurchases

of USD 1.1bn

made under
our 2025 share

repurchase program

in the

third quarter

of 2025 did

not materially

affect our

CET1 capital

position, as
there was an almost identical reduction in the capital reserve for expected future share repurchases.
Our tier

1 capital

increased

by USD

3.2bn to

USD 95.0bn,

reflecting

the

aforementioned

USD 1.9bn

increase

in

CET1
capital and a USD 1.3bn increase in additional tier 1 (AT1) capital.

The increase in AT1 capital was driven by the issuance
of new AT1

capital instruments

equivalent to USD 2.8bn, partly

offset by the

call of one

AT1 capital instrument

equivalent
to USD 1.6bn.
The TLAC available as

of 30 September 2025

included CET1 capital,

AT1 capital and non-regulatory

capital elements of
TLAC.

Our available TLAC increased by USD 8.2bn to USD 199.3bn, reflecting the aforementioned increase in tier 1 capital and
a

USD 4.9bn

increase

in

non-regulatory

capital

elements

of

TLAC.

The

increase

in

non-regulatory

capital

elements

of
TLAC

was

mainly

driven

by

new

issuances

totaling

USD 7.9bn

equivalent

of

TLAC-eligible

senior

unsecured

debt
instruments

and

positive

impacts

from

interest

rate

risk

hedge,

foreign

currency

translation

and

other

effects.

These
effects

were

partly

offset

by

the

call

of

one

TLAC-eligible

senior

unsecured

debt

instrument

for

the

equivalent

of
USD 1.5bn,

as

well

as

USD 1.7bn

related

to

the

last

tier 2

instrument

and

one

TLAC-eligible

senior

unsecured

debt
instrument ceasing to be eligible as non-regulatory capital elements of TLAC, as those instruments entered the final year before maturity.

During the third quarter of 2025, risk-weighted assets (RWA)

increased by USD 0.4bn to USD 504.9bn, mainly driven by
increases of USD 3.6bn from counterparty credit risk RWA and

USD 1.2bn from credit valuation adjustment RWA, partly
offset by

decreases of

USD 2.3bn from

market risk

RWA, USD 0.9bn

from RWA

on securitization

exposures in

banking
book and USD 0.7bn from credit risk RWA. The remaining

variance was spread across other risk types.
The LRD decreased by USD 17.6bn

to USD 1,640.5bn, mainly due to asset

size and other movements of

USD 12.4bn and
currency effects of USD 5.2bn.

The

quarterly

average

liquidity

coverage

ratio

of

the

UBS

Group

remained

broadly

unchanged

at

182.1%,

remaining
above

the

prudential

requirement

communicated

by

FINMA.

Average

high-quality

liquid

assets

(HQLA)

decreased

by
USD 12.2bn to

USD 346.6bn, mainly

reflecting lower

cash due to

higher lending

assets,

partly due

to currency

effects,
and funding for trading assets.

The decreases were partly offset by higher

cash due to an increase in customer deposits,
largely due to currency effects, and higher

proceeds from securities financing transactions.

The effect from the decrease
in HQLA was offset

by a USD 6.5bn decrease in

average net cash outflows

to USD 190.4bn, reflecting lower net outflows
from

derivatives

and

higher

net

inflows

from

securities

financing

transactions,

partly

offset

by

higher

outflows

from
customer deposits.
As of 30 September

2025, the net

stable funding ratio

of the UBS

Group decreased

2.8 percentage points

to 119.7%,
remaining above the prudential requirement communicated by FINMA. Available stable funding decreased by USD 5.9bn
to USD 898.8bn,

mainly driven

by decreases

in customer

deposits and

debt issued

measured at

amortized cost,

partly
offset by higher

regulatory capital. Required stable

funding increased by

USD 12.1bn to USD 751.0bn, primarily

reflecting
an increase in trading assets.

30 September 2025 Pillar 3 Report |
UBS Group | Key metrics

KM1: Key metrics
USD m, except where indicated
30.9.25 30.6.25 31.3.25 31.12.24 30.9.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 74,655 72,709 69,152 71,367 74,213
2 Tier 1 94,950 91,721 87,837 87,739 91,024
3 Total capital 94,950 91,721 87,837 87,739 91,025
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 504,897 504,500 483,276 498,538 519,363
4a Total risk-weighted assets (pre-floor) 504,897 504,500 483,276
4b Minimum capital requirement
1
40,392 40,360 38,662 39,883 41,549
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%) 14.79 14.41 14.31 14.32 14.29
5b Common equity tier 1 ratio (%) (pre-floor) 14.79 14.41 14.31
6 Tier 1 ratio (%) 18.81 18.18 18.18 17.60 17.53
6b Tier 1 ratio (%) (pre-floor) 18.81 18.18 18.18
7 Total capital ratio (%) 18.81 18.18 18.18 17.60 17.53
7b Total capital ratio (%) (pre-floor) 18.81 18.18 18.18
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.12 0.13 0.13 0.16 0.17
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)
0.32 0.33 0.31 0.37 0.38
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.50 1.50 1.50 1.00 1.00
11 Total of bank CET1 specific buffer requirements (%)
2
4.12 4.13 4.13 3.66 3.67
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
10.29 9.91 9.81 9.60 9.53
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,640,464 1,658,089 1,561,583 1,519,477 1,608,341
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
4
5.79 5.53 5.62 5.77 5.66
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) 5.79 5.53 5.62
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
4
5.77 5.54 5.60
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
5.77 5.54 5.60
14e Minimum capital requirements
5 49,214 49,743 46,848
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

346,550 358,759 318,735 331,481 360,628
16 Total net cash outflow 190,359 196,846 176,190 176,008 181,051
16a of which: cash outflows 388,343 385,105 362,013 347,761 342,952
16b of which: cash inflows 197,984 188,259 185,823 171,753 161,901
17 LCR (%)
182.12 182.31 180.96 188.37 199.25
Net stable funding ratio (NSFR)
18 Total available stable funding 898,762 904,703 861,717 856,804 904,295
19 Total required stable funding 750,960 738,891 693,777 682,508 712,773
20 NSFR (%) 119.68 122.44 124.21 125.54 126.87
1 Calculated as 8% of total RWA,

based on total capital minimum requirements,

excluding CET1 buffer requirements.

2 Excludes non-BCBS capital buffer

requirements for risk-weighted positions that are

directly
or indirectly backed by residential

properties

in Switzerland.

3 Represents the CET1 ratio

that is available to meet

buffer requirements. Calculated as the

CET1 ratio minus the BCBS CET1

capital requirement and,
where applicable, minus the BCBS tier

2 capital requirement met with CET1 capital.

4 There is currently no

temporary exemption of central bank

reserves for UBS.

5 The higher of capital

requirements based on
8% of RWA or 3% of LRD.

6 Calculated after the application of haircuts and inflow

and outflow rates, as well as,

where applicable, caps on Level 2 assets

and cash inflows. Calculated based on an

average of 65
data points

in the

third quarter

of 2025

and 61

data points

in the

second quarter

of 2025.

For

the prior-quarter

data points,

refer to

the respective

Pillar 3

Report, available

under “Pillar

3 disclosures”

at
ubs.com/investors, for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
30.9.25 30.6.25 31.3.25 31.12.24 30.9.24
1 Total loss-absorbing capacity (TLAC) available

199,329

191,171

187,168

185,395

194,907
2 Total RWA at the level of the resolution group

504,897

504,500

483,276

498,538

519,363
3 TLAC as a percentage of RWA (%)

39.48

37.89

38.73

37.19

37.53
4 Leverage ratio exposure measure at the level of the resolution group

1,640,464

1,658,089

1,561,583

1,519,477

1,608,341
5 TLAC as a percentage of leverage ratio exposure measure (%)

12.15

11.53

11.99

12.20

12.12
6a
Does the subordination exemption in the antepenultimate

paragraph of Section
11 of the FSB TLAC Term Sheet apply?
No
6b
Does the subordination exemption in the penultimate paragraph of Section

11
of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external
TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS Group AG consolidated level.

30 September 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

Risk-weighted assets
Overview of RWA and capital requirements
The

OV1

table

below

provides

an

overview

of

our

risk-weighted

assets

(RWA)

and

the

related

minimum

capital
requirements by

risk type.

The table

presented is

based on

the respective

Swiss Financial

Market Supervisory

Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During the third

quarter of 2025,

RWA increased by USD 0.4bn

to USD 504.9bn, mainly driven

by increases of

USD 3.6bn
from counterparty

credit risk

(CCR) RWA

and USD 1.2bn

from credit valuation

adjustment (CVA)

RWA, partly

offset by
decreases of USD 2.3bn

from market risk

RWA, USD 0.9bn from

RWA on securitization

exposures in banking

book and
USD 0.7bn from credit risk RWA. The remaining variance

was spread across other risk types.

CCR RWA increased by USD 3.6bn, mainly

driven by increases of USD 3.8bn related

to asset size and other movements.
The movements

in RWA

attributable to

currency effects,

as well as

to model

updates and

methodology changes,

were
broadly neutral. The increase in asset size and other movements largely reflects higher trading volumes in derivatives and
securities financing transactions,

primarily in the Investment Bank.

CVA RWA increased by USD 1.2bn, primarily due to higher trading volumes in derivatives in the Investment Bank, as well
as derivatives market movements in Personal & Corporate

Banking.
Market risk RWA decreased by USD 2.3bn, due

to asset size and other movements

in the Investment Bank and de-risking
within Non-core and Legacy.
RWA

on

securitization

exposures

in

banking

book

decreased

by

USD 0.9bn,

primarily

driven

by

asset

size

and

other
movements in Personal & Corporate Banking.
Credit

risk

RWA

decreased

by

USD 0.7bn,

mainly

driven

by

decreases

of

USD 1.4bn

related

to

model

updates

and
methodology changes

and USD 0.8bn

from currency

effects,

partly offset

by an increase

of USD 1.5bn

related to

asset
size and other movements.

Model updates and methodology changes

resulted in an RWA

decrease of USD 1.4bn, mainly
due to an RWA decrease

of USD 1.5bn related to

improvements in the model

for concentrated equity lending

in Global
Wealth Management,

and an

RWA decrease

of USD 1.0bn

from an update

in loss giv

en default (LGD

)

models for

cash
and balances

at

central

banks, which

was

partly

offset

by an

RWA increase

of USD

1.1bn following

the

migration

of
exposures from Credit Suisse models.

Asset size and other movements

increased by USD 1.5bn, mainly driven

by higher
RWA from loans and loan commitments in the Investment

Bank and Personal & Corporate Banking.
The flow tables for credit risk, CCR and CVA RWA below provide further details regarding the movements in RWA in the third quarter of 2025.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards applied
›
Refer to the “Capital management”

section of the UBS Group third quarter 2025 report, available under
“Quarterly reporting” at
ubs.com/investors
, for more information about capital management and

RWA, including details regarding movements in RWA
during the third quarter of 2025

30 September 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

OV1: Overview of RWA
Minimum
capital
requirements
1
USD m, except where indicated 30.9.25 30.6.25 30.9.25
1 Credit risk (excluding counterparty credit risk)

257,432

258,111

20,595
2 of which: standardized approach (SA)

61,791

61,170

4,943
2a of which: non-counterparty-related risk
2

16,178

16,553

1,294
3 of which: foundation internal ratings-based (F-IRB) approach
3

41,364

38,599

3,309
4 of which: supervisory slotting approach

1,533

1,638

123
5 of which: advanced internal ratings-based (A-IRB) approach

152,743

156,704

12,219
5a
of which: adjustments related to the Swiss sectoral real estate floor for exposures secured by real estate in Switzerland
3,4
6 Counterparty credit risk
5

35,497

31,903

2,840
7 of which: SA for counterparty credit risk (SA-CCR)

7,586

7,708

607
8 of which: internal model method (IMM)

14,941

13,197

1,195
8a of which: value-at-risk (VaR)

8,253

6,544

660
9 of which: other CCR

4,717

4,454

377
10 Credit valuation adjustment (CVA)

11,140

9,904

891
10a of which: full basic approach (BA-CVA)
3

5,798

5,566

464
10b of which: standardized approach (SA-CVA)
3

5,342

4,338

427
11
Equity positions under the simple risk weight approach during the five-year transitional period
6
12 Equity investments in funds – look-through approach

1,885

2,023

151
13 Equity investments in funds – mandate-based approach

1,011

1,070

81
14 Equity investments in funds – fallback approach

520

610

42
15 Settlement risk

202

243

16
16 Securitization exposures in banking book

5,678

6,529

454
17 of which: securitization internal ratings-based approach (SEC-IRBA)

2,191

3,022

175
18
of which: securitization external ratings-based approach (SEC-ERBA),

including internal assessment approach (IAA)

812

801

65
19 of which: securitization standardized approach (SEC-SA)

2,675

2,706

214
20 Market risk

28,208

30,469

2,257
21 of which: standardized approach (SA)

28,208

30,469

2,257
22 of which: internal models approach (IMA)
23 Capital charge for switch between trading book and banking book
24 Operational risk

136,394

136,394

10,912
25 Amounts below thresholds for deduction (250% risk weight)
7

26,930

27,243

2,154
25a

of which: deferred tax assets

18,932

18,436

1,515
26 Output floor applied (%)
3,8

60

60
27 Floor adjustment (before application of transitional cap)
3,9
28 Floor adjustment (after application of transitional cap)
10
29 Total

504,897

504,500

40,392
1 Calculated based on 8%

of RWA.

2 Non-counterparty-related risk includes

property, equipment, software

and other items.

3 Disclosure is based on

the final Basel III standards

implemented with effect as of
1 January 2025.

4 The Swiss sectoral

real estate floor is not applicable

at the level of UBS Group

AG consolidated.

5 Excludes settlement risk, which

is separately reported in line

15 “Settlement risk”. Includes
RWA with central counterparties. The

split between the sub-components of counterparty credit

risk refers to the calculation of the exposure measure.

6 The simple risk-weight approach is no

longer applicable at
UBS, and equity positions in the banking

book are included in row 2. The

five-year transitional period is effective as

of 1 January 2025 but is not applicable

to UBS.

7 Includes items subject to threshold deduction
treatment that do not exceed their respective threshold and are risk weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banking, insurance and financial entities)

and deferred tax assets arising from temporary

differences.

8 The overall output floor of

72.5% is subject to a phase-in until

1 January 2028. As of 1 January
2025, the applicable overall output floor at the level of UBS Group AG consolidated is 60%. In 2026 and 2027, the output floor will increase by 5% per year, to 65% and 70%, respectively.

9 FINMA has not opted
to implement a transitional cap that would limit the increase in RWA to 25% of a bank’s RWA before the application of the output floor.

10 The total of our actual Basel III finalized RWA is higher than 60% of our
Basel III finalized RWA calculated using the full standardized approach. Therefore,

the overall output floor is not binding, and our RWA before and after the effects of the overall output floor are equal.

Comparison of modelled and standardized RWA at risk level
The

CMS1

table

compares

RWA

determined

using

models

approved

by

FINMA

with

RWA

determined

under

the

full
standardized approach. The table also provides the full standardized approach for

RWA that are the base of the phased-
in overall

output floor.

The purpose

of the

overall output

floor is

to ensure

that banks’

capital requirements

based on
modelled approaches where

permitted do not

fall below a

certain percentage of

capital requirements

based on the

full
standardized

approach,

thereby

reducing

excessive

variability

of

RWA

and

enhancing

the

comparability

of

risk-based
capital ratios across banks.

The impact of the output

floor, if applicable, will be

disclosed in the “OV1:

Overview of RWA”
table in rows 27 and 28. The applicable threshold pursuant to the reporting date is disclosed in row 26 of the OV1 table,
and in column e in the CMS1 table below. The output

floor, which is set at 60% during 2025, will incrementally increase to a level of 72.5% by

2028. As of 30 September

2025, the floor is not binding

at the level of UBS Group,

i.e. the total
of our actual

RWA shown

in column

c in the

CMS1 table below

is greater than

60% of the

RWA calculated

under the
full standardized approach

shown in column

e, and therefore

no adjustment is

required. UBS

is undertaking

mitigating
actions with respect to RWA under

the standardized approach to minimize a future

floor adjustment required as the level
of the output floor increases.
›
Refer to “Overview of RWA and capital requirements” in this section for information about the OV1 table

The table

below provides

a summary

of the

key conceptual

differences between

the internal

model approach

and the
standardized approach.

30 September 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

Key differences between the internal model approach and the standardized approach
Internal model approach Standardized approach Key impact
Risk weighting Reliance on internal ratings where each
counterparty / transaction receives a rating.
Reliance on external credit assessment institutions
where permitted in the regulatory framework.

Modelled approach produces RWA that is more risk
sensitive.
Granular risk-sensitive risk weights differentiation
via individual probability of default (PD) and LGD
for mortgages.
Less granular risk weights based on loan-to-value
(LTV)

bands for mortgages.
The Group’s residential mortgage portfolio is
focused on the Swiss market, and the Group has
robust review processes in place concerning
borrowers’ ability to repay. This results in the
Group’s residential mortgage portfolio having a low
average LTV and results in an average risk weight
of around 20% under the advanced internal
ratings-based (A-IRB) approach.
Modelled LGD captures transaction quality
features including collateralization. Under the
foundation internal ratings-based (F-IRB)
approach, the LGD values are calculated based
on the rules set by regulatory authorities. This is
applicable for banks and large corporates.
No differentiation for transaction features (except
where a claim is subordinated).
Impact relevant across all asset classes.
Credit risk mitigation

Credit risk mitigation recognized via risk-sensitive
LGD or exposure at default (EAD).

Limited recognition of credit risk mitigation. Standardized approach RWA is higher than modelled RWA for most transaction types.

Wider variety of eligible collateral. Restricted list of eligible collateral. Limited recognition of collateral results in higher
RWA for Lombard lending and securities financing
transactions (SFTs).
Repo value-at-risk (VaR)

permits the use of VaR
models to estimate exposure and collateral for
SFTs. Approach permits full diversification and
netting across all collateral types.
Conservative and crude regulatory haircuts with
limited risk-sensitivity.
The effects

of guarantees and credit derivatives
are considered through either adjusting PD
and / or LGD estimates. UBS applies the F-IRB
approach for guarantee recognition.
In case of eligible guarantees and credit derivatives,
substitution is applied and the risk weight
applicable to the protection provider can be

assigned to the protected portion of the underlying
exposure.
CCF A credit conversion factor (CCF) is applied to
model expected future drawdowns over the 12-
month period, irrespective of the actual maturity
of a particular transaction. The CCF includes
downturn adjustments and is the result of
analysis of internal data and expert opinion.
Credit exposure equivalents are determined by
applying CCF to off-balance sheet items. The CCFs
vary based on product type, maturity and the
underlying contractual agreements.
Modelled CCFs can be more tailored and
differentiated.
EAD for derivatives Internal model method (IMM) facilitates the use of a Monte Carlo simulation to estimate
exposure.
The standardized approach for CCR (SA-CCR) is
calculated as the replacement costs plus regulatory
add-ons that take into account potential future
market moves at predetermined fixed rates.
For large,

diversified derivatives portfolios,
standardized EAD is higher than modelled EAD.
Application of multiplier on IMM exposure
estimate.
Differentiates add-ons by five exposure types and
three maturity buckets only.
Variability in holding period applied to
collateralized transactions, reflecting liquidity
risks.
Limited netting can be recognized.
EAD for SFTs

The repo VaR approach is a model based on a
Monte Carlo simulation and historical calibration
to estimate exposure, computed as quantile
exposure.
The comprehensive approach considers the adjusted
exposure after applicable supervisory haircuts on
both the exposure and the collateral received to
take account of possible future fluctuations in the
value of either the exposure or the collateral.
For large, diversified SFT portfolios, standardized
EAD is higher than modelled EAD.
Maturity in risk weight Regulatory RWA function considers maturity: the longer the maturity, the higher the risk weight.
No differentiation for maturity of transactions,
except for interbank exposures.
Model approach produces lower RWA for high-
quality, short-term transactions.
Credit valuation
adjustment
Not applicable under the final Basel III standards. UBS calculates the CVA risk capital requirement using both the standardized approach (SA-CVA)
and the full basic approach (BA-CVA) in line with
the final Basel III standards.

The SA-CVA uses
sensitivities to market risk factors (e.g. interest rates
and credit spreads) and uses those sensitivities with
regulatory-prescribed risk weights and correlations
to arrive at a capital charge. The BA-CVA approach
is simpler and less risk sensitive.
Where the BA-CVA and the SA-CVA are applied
under the output floor calculation, the application
of internal ratings is not permitted.
Securitization exposures
in the banking book
The regulatory capital requirements are
calculated using a hierarchy of approaches. First,
the securitization internal ratings-based approach
(SEC-IRBA) is applied, if possible. If this approach
cannot be applied, one of the standardized
approaches is applied.

If the SEC-IRBA cannot be applied, the regulatory
capital requirements are calculated using the
following hierarchy of approaches:

the securitization
external ratings-based approach or the
securitization standardized approach (SEC-SA).
Otherwise, a 1,250% risk weight is applied as a
fallback.

30 September 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

Key differences between the internal model approach and the standardized approach (continued)
Internal model approach Standardized approach Key impact
Market risk UBS does not apply the internal model approach
for market risk.
UBS currently applies the standardized approach of
the Fundamental Review of the Trading Book (the
FRTB)

framework, in which minimum market risk
capital requirements are computed on the basis of
three components: the sensitivities-based method
(the SBM), the default risk charge (the DRC) and
the residual risk add-on (the RRAO). The SBM
captures delta, vega and curvature risk of the
underlying trading positions, the DRC uses the
jump-to-default risk in positions subject to equity
and credit risk, and positions that may not be
adequately capitalized by the SBM and the DRC
additionally attract an RRAO charge.
Where the standardized approach is applied under
the output floor calculation, the application of
internal ratings is not permitted.
The new FRTB framework replaced the VaR-

and
stressed VaR-based Basel 2.5 market risk
framework.
Operational risk Not applicable under the final Basel III standards. The standardized approach is based on the business indicator component, derived from financial
statement metrics, as well as the internal loss
multiplier, derived from average historical
operational losses. The new framework replaced the
advanced measurement approach.
As of

30 September 2025,

the output

floor is

set at

USD 446.7bn, representing

60% of

RWA calculated

using the

full
standardized approach. This floor remains USD 58.2bn below

the actual RWA of USD 504.9bn.

During the third

quarter of 2025,

the difference between RWA

calculated using the

full standardized approach

and actual
RWA decreased by

USD 6.6bn, to USD 239.6bn

from USD 246.2bn. This

decrease was primarily

driven by

RWA mitigation
actions undertaken during

the quarter,

as well as asset

size and other

movements. UBS is

making progress with

further
measures to minimize the impact as the output floor

increases to 72.5% of standardized RWA by 2028.
Credit risk

RWA under

the full

standardized approach

are higher

than actual

RWA. Under

the standardized

approach,
fixed

risk

weights

are

applied

to

residential

mortgage

exposures,

depending

on

the

LTV.

The

internal

model-based
approach considers

borrowers’ ability

to service

debt more

accurately, including

mortgage affordability

and calibration
based on

historic data.

The Group’s

residential mortgage

portfolio is

focused on

the Swiss

market, and

the Group

has
robust review processes

in place concerning

borrowers’ ability to

repay. This results

in the Group’s

residential mortgage
portfolio

having

a

low

average

LTV

and

results

in

an

average

risk

weight

of

around

20%

under

the

A-IRB

approach
compared

with

an

average

risk

weight

of

around

35%

under

the

standardized

approach.

For

Lombard

lending

the
average

risk weight

using internal

models

is around

9%.

The

risk weight

under

the

standardized

approach

is around
100%

for

these

exposures,

primarily

due

to

the

differences

in

the

treatment

of

collateral.

Furthermore,

corporate
exposures have higher

risk weights

under the standardized

approach, with

an average

of 82%,

compared with

an average
of 51% under the internal model approach.
CCR RWA

under the full

standardized approach are

higher than actual

RWA, primarily reflecting

higher risk weights

under
the standardized

approach compared

with the

internal ratings-based

(IRB) risk

weights mainly

in the

Corporates asset
class, especially

on managed

funds. In

addition to

risk weights,

exposures calculated

under the

standardized approach
are higher, because

the standardized approach

does not fully

recognize the benefits

of netting, portfolio

diversification
and collateral.

CVA RWA

calculated

using

the

full standardized

approach

are

higher than

actual

RWA, as

the

application

of internal
ratings is not permitted under the standardized approach

for output floor calculations.
Securitization RWA calculated

using the full

standardized approach are

higher than actual

RWA, due to

more conservative
assumptions

and

less

granular

risk

assessments

permitted

under

the

SEC-SA

when

compared

with

the

SEC-IRBA
framework.

30 September 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

CMS1: Comparison of modelled and standardized RWA at risk level
a b c d e
USD m
RWA for modelled
approaches that UBS has
FINMA approval to use
RWA for portfolios
where standardized
approaches are used
Total Actual RWA
(i.e. RWA which banks
report as current
requirements)
RWA calculated using
full standardized
approach
(i.e. used in the base
of the output floor)
Output floor base
(60% of RWA
calculated using full
standardized
approach)
30.9.25
1 Credit risk (excluding counterparty credit risk)

195,641

61,791

257,432

379,571

227,743
2 Counterparty credit risk

28,705

6,792

35,497

143,077

85,846
3 Credit valuation adjustment (CVA)

11,140

11,140

17,252

10,351
4 Securitization exposures in banking book

2,191

3,487

5,678

8,944

5,366
5 Market risk

28,208

28,208

28,060

16,836
6 Operational risk

136,394

136,394

136,394

81,836
7 Residual RWA
1

1,971

28,577

30,548

31,169

18,701
8 Total

228,508

276,389

504,897

744,466

446,680
2
30.6.25
1 Credit risk (excluding counterparty credit risk)

196,941

61,170

258,111

383,454

230,072
2 Counterparty credit risk

25,025

6,878

31,903

138,977

83,386
3 Credit valuation adjustment (CVA)

9,904

9,904

16,284

9,770
4 Securitization exposures in banking book

3,022

3,507

6,529

13,325

7,995
5 Market risk

30,469

30,469

30,353

18,212
6 Operational risk

136,394

136,394

136,394

81,836
7 Residual RWA
1

2,096

29,093

31,189

31,931

19,159
8 Total

227,085

277,415

504,500

750,719

450,431
2
1 Includes settlement risk, equity investments in funds and deferred tax assets arising from temporary differences.

2 Conceptually, the output floor is applied at the total RWA level, rather than at individual risk-type levels.
RWA flow statements of credit risk exposures under

the internal ratings-based approach
The

CR8

table

below

provides

a

breakdown

of

the

credit

risk

RWA

movements

in

the

third

quarter

of

2025

across
movement categories defined by the Basel Committee on Banking

Supervision (the BCBS).
Credit risk RWA under the IRB approach decreased by USD 1.3bn to USD 195.6bn during the third quarter of 2025. This balance reflects credit risk

under the IRB approach,

including the F-IRB approach

under the final

Basel III standards from
1 January 2025 onward, as well as credit risk under the

supervisory slotting approach.
Movements

in

asset

size

drove

a

USD 0.9bn

decrease

in

RWA,

mainly

driven

by

decreases

in

liquid

assets

and

loan
commitments in Global Wealth Management.
Movements in asset quality

increased RWA by USD

3.2bn, mainly due to

changes in the portfolio

mix in the Investment
Bank and Personal & Corporate Banking.
Model updates decreased RWA by USD 2.6bn,

related to improvements in the model

for concentrated equity lending in
Global Wealth Management and an update in LGD models for

cash and balances at central banks.
Methodology

and

policy

changes

resulted

in

an

RWA

decrease

of

USD 0.7bn

under

the

IRB

approach,

following

the
migration of exposures from Credit Suisse models

to the standardized approach. This methodology

change resulted in a
net increase of USD 1.1bn in Group RWA.
Currency effects, driven

by the

strengthening of the

US dollar

against other major

currencies, resulted in

an RWA decrease
of USD 0.6bn.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in

the
“Credit risk” section of the 31 December 2024 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of credit risk RWA movement table components

30 September 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 30.9.25
1 RWA as of the beginning of the quarter

196,941
2 Asset size

(881)
3 Asset quality

3,225
4 Model updates

(2,553)
5 Methodology and policy

(721)
5a
of which: impact from the implementation of final Basel

III standards
5b of which: others

(721)
6 Acquisitions and disposals
7 Foreign exchange movements

(606)
8 Other

236
9 RWA as of the end of the quarter

195,641
RWA flow statements of counterparty credit risk exposures

under the internal model method and VaR
The CCR7

table below

presents

a flow

statement explaining

movements in

CCR RWA

determined under

the IMM

for
derivatives and the VaR approach

for SFTs

across movement categories defined by the

BCBS.
CCR RWA on derivatives under the IMM increased by USD 1.7bn to

USD 14.9bn during the third quarter of 2025. Asset
size movements contributed to an RWA increase of USD 0.6bn, primarily reflecting higher trading volumes in derivatives
in the Investment Bank.

Credit quality movements

contributed to a USD

1.0bn increase in RWA,

mainly due to changes
in the portfolio mix in the Investment Bank. Methodology changes led to a USD 0.3bn increase in

RWA, mainly driven by
the increased use

of the IMM

replacing the standardized

approach for derivative

exposures. This shift

in approach resulted
in a USD 0.1bn decrease in the Group’s RWA.
CCR RWA on SFTs

under the VaR approach increased by

USD 1.7bn to USD 8.3bn during the

third quarter of 2025. Asset
size movements contributed to an RWA increase of USD 0.7bn, primarily driven by higher trading volumes, mainly in the
Investment

Bank,

as

well

as

in

Group

Items.

Credit

quality

movements

contributed

to

a

USD 1.0bn

increase

in

RWA,
mainly due to changes in the portfolio mix in Group Items and the Investment Bank.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in

the
“Credit risk” section of the 31 December 2024 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)

For the quarter ended 30.9.25
USD m Derivatives SFTs Total
Subject to IMM Subject to VaR
1 RWA as of the beginning of the quarter

13,197

6,544

19,741
2 Asset size

560

742

1,302
3 Credit quality of counterparties

987

1,002

1,989
4 Model updates

5

(10)

(5)
5
Methodology and policy

250

250
5a
of which: impact from the implementation of final Basel

III standards
5b of which: others

250

250
6 Acquisitions and disposals
7 Foreign exchange movements

(59)

(25)

(84)
8 Other
9 RWA as of the end of the quarter

14,941

8,253

23,194
RWA flow statements of CVA risk exposures under

SA-CVA
The CVA4 table below shows the variations in RWA for CVA risk determined under the SA-CVA. The CVA capital charge covers the

risk of

mark-to-market

losses associated

with the

deterioration of

counterparty

credit quality.

We apply

the
SA-CVA on positions where we generally use the IMM to derive the EAD for derivatives and the full BA-CVA for all other positions.
›
Refer to “Overview of RWA and capital requirements” in this section for the materiality of BA-CVA and SA-CVA RWA and capital
requirements
SA-CVA RWA increased by

USD 1.0bn to USD 5.3bn during

the third quarter of

2025, mainly driven by non

-modellable
trades, new exposures in the Swiss portfolio and hedge bucketing

.

CVA4: RWA

flow statements of CVA risk exposures under SA-CVA
USD m Total RWA
1 RWA as of 30.6.25

4,338
2 RWA as of 30.9.25

5,342

30 September 2025 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

12
Going and gone concern requirements and eligible
capital
The

table

below

provides

details

of

the

Swiss

systemically

relevant

bank

(SRB)

going

and

gone

concern

capital
requirements as required

by the Swiss Financial Market Supervisory Authority (FINMA

).
›
Refer to the “Capital management” section of the

UBS Group third quarter 2025 report, available under “Quarterly reporting” at
ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 30.9.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.97
1

75,601

5.00
1

82,023
Common equity tier 1 capital

10.60
2

53,537

3.50
3

57,416
of which: minimum capital

4.50

22,720

1.50

24,607
of which: buffer capital

5.50

27,769

2.00

32,809
of which: countercyclical buffer

0.44

2,226
Maximum additional tier 1 capital

4.37
2

22,064

1.50

24,607
of which: additional tier 1 capital

3.50

17,671

1.50

24,607
of which: additional tier 1 buffer capital

0.80

4,039
Eligible going concern capital
Total going concern capital

18.81

94,950

5.79

94,950
Common equity tier 1 capital

14.79

74,655

4.55

74,655
Total loss-absorbing additional tier 1 capital

4.02

20,296

1.24

20,296
of which: high-trigger loss-absorbing additional tier 1 capital

4.02

20,296

1.24

20,296
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

54,150

3.75
7

61,517
of which: base requirement including add-ons for market share and LRD

10.73

54,150

3.75

61,517
Eligible gone concern capital
Total gone concern loss-absorbing capacity

20.67

104,379

6.36

104,379
Total tier 2 capital

0.00

0

0.00

0
of which: non-Basel III-compliant tier 2 capital

0.00

0

0.00

0
TLAC-eligible senior unsecured debt

20.67

104,379

6.36

104,379
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.70

129,751

8.75

143,541
Eligible total loss-absorbing capacity

39.48

199,329

12.15

199,329
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

504,897
Leverage ratio denominator

1,640,464
1 Includes applicable add-ons

of 1.67% for risk-weighted assets

(RWA) and 0.50% for

leverage ratio denominator (LRD),

of which 23 basis points

for RWA reflect a

Pillar 2 capital add-on

for the residual exposure
(after collateral mitigation)

to hedge funds,

private equity and

family offices, effective

1 January 2025.

2 Includes the

Pillar 2 add-on

for the residual

exposure (after collateral

mitigation) to hedge

funds, private
equity and family offices of 0.16%

for CET1 capital and 0.07%

for AT1 capital, effective

1 January 2025. For

AT1 capital, under

Pillar 1 requirements a maximum

of 4.3% of AT1

capital can be used to

meet going
concern requirements; 4.37% includes the

aforementioned Pillar 2 capital

add-on.

3 Our CET1 leverage ratio

requirement of 3.50% consists

of a 1.5% base

requirement, a 1.5% base

buffer capital requirement,
a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity

of between one

and two years.

Once at least

75% of

the minimum

gone concern

requirement has been

met with

instruments that

have a remaining

maturity of greater

than two

years, all
instruments that have a remaining

maturity of between one

and two years remain

eligible to be included

in the total gone concern

capital.

5 From 1 January

2023, the resolvability discount

on the gone concern
capital requirements for systemically important

banks (SIBs) has been replaced with

reduced base gone concern capital requirements

equivalent to 75% of the total

going concern requirements (excluding countercyclical
buffer requirements and the Pillar

2 add-on).

6 As of July 2024,

the Swiss Financial Market

Supervisory Authority (FINMA) has the

authority to impose a surcharge

of up to 25% of

the total going concern capital
requirements (excluding countercyclical buffer requirements and the Pillar 2 add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

30 September 2025 Pillar 3 Report |
UBS Group | Leverage ratio

Leverage ratio
Basel III leverage ratio
The Basel Committee on Banking Supervision (the BCBS)

leverage ratio, as summarized in the “KM1: Key metrics”

table
in

section 2

of

this

report,

is

calculated

by

dividing

the

period-end

tier 1

capital

by

the

period-end

leverage

ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets and off-balance sheet items based on IFRS Accounting Standards. Derivative exposures are

adjusted for

a number of

items, including

replacement values

and eligible

cash variation

margin netting,
potential future

exposure and

net notional

amounts for

written credit

derivatives. The

LRD also

includes an

additional
charge for counterparty credit risk related to securities financing transactions

(SFTs).
On-balance

sheet

items

(excluding

derivatives

and

securities

financing

transactions

(SFTs),

but

including

collateral),

as
disclosed in the

LR2 table,

differ from IFRS

Accounting Standards

total assets

due to

adjustments to the

former for

the
application of the regulatory scope of consolidation and due to the carrying amounts for derivative financial instruments and SFTs, which

are removed

and replaced

with exposures,

as per

the leverage

ratio rules, in

separate line

items in

the
LR2 table.
Difference between the Swiss systemically relevant bank

and BCBS leverage ratio
The LRD is

the same under

Swiss systemically relevant

bank (SRB) and

BCBS rules. However,

there is a

difference in

the
capital numerator between the two frameworks. Under BCBS

rules only common equity tier 1 and additional

tier 1 (AT1)
capital are included

in the numerator.

Under Swiss SRB rules

UBS is required

to meet going and

gone concern leverage
ratio requirements.

Therefore,

depending on

the requirement,

the numerator

includes tier 1

capital instruments,

tier 2
capital instruments and / or total loss-absorbing capacity-eligible senior unsecured debt.
The

difference

between

the total

leverage

ratio

exposures

of USD 1,640.5

bn and

total

consolidated

assets

as per

the
published financial

statements of

USD 1,632.3bn

was USD 8.2bn,

reflecting

the sum

of lines

2 to

12 in

the following
table.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure
USD m 30.9.25 30.6.25
1 Total consolidated assets as per published financial statements

1,632,251

1,669,991
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes but outside the
scope of regulatory consolidation

(21,078)

(20,348)
3
Adjustment for securitized exposures that meet the operational requirements for the recognition of risk transference
4 Adjustments for temporary exemption of central bank reserves (if applicable)
5
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage
ratio exposure measure

6
Adjustments for regular-way purchases and sales of financial assets subject to trade date accounting
7 Adjustments for eligible cash pooling transactions
8 Adjustments for derivative financial instruments

(35,526)

(58,682)
9
Adjustment for securities financing transactions (i.e. repos and similar secured lending)

12,876

11,963
10
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)

63,381

66,646
11
Adjustments for prudent valuation adjustments and specific and general provisions which have reduced Tier 1 capital
1

(721)

(592)
12 Other adjustments

(10,719)

(10,888)
12a of which: asset amounts deducted in determining Tier 1 capital

(11,771)

(11,981)
12b
of which: consolidated entities under the regulatory scope

of consolidation

1,052

1,093
13 Leverage ratio exposure

1,640,464

1,658,089
1 Reflects the shortfall to expected losses on advanced internal ratings-based (IRB) portfolio less general provisions. Deduction items other than the IRB shortfall are disclosed in row 12a.

30 September 2025 Pillar 3 Report |
UBS Group | Leverage ratio

LR2: Leverage ratio common disclosure
USD m, except where indicated 30.9.25 30.6.25
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)

1,313,919

1,321,802
2
Gross-up for derivatives collateral provided where deducted from balance sheet assets pursuant to the operative accounting framework
3
(Deductions of receivable assets for cash variation margin provided in derivatives transactions)

(43,538)

(45,478)
4
(Adjustment for securities received under securities financing transactions that are recognised as an asset)
5
(Specific and general provisions associated with on-balance sheet exposures that are deducted from Tier 1 capital)

(748)

(651)
6
(Asset amounts deducted in determining Tier 1 capital)

(11,771)

(11,981)
7 Total on-balance sheet exposures (excluding derivatives and SFTs)

1,257,863

1,263,692
Derivative Exposures
8
Replacement cost associated with all derivatives transactions (where applicable net of eligible cash variation margin and/or with bilateral netting)

61,594

59,792
9
Add-on amounts for potential future exposure associated

with all derivatives transactions

123,997

114,223
10
(Exempted qualifying central counterparty (QCCP) leg of client-cleared trade exposures)

(24,834)

(18,849)
11
Adjusted effective notional amount of all written credit

derivatives
1

89,204

65,631
12
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
2

(87,827)

(64,009)
13 Total derivative exposures

162,134

156,788
Securities financing transaction exposures
14
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions

262,189

271,059
15
(Netted amounts of cash payables and cash receivables of gross SFT assets)

(118,005)

(112,117)
16 Counterparty credit risk exposure for SFT assets

12,876

11,963
17 Agent transaction exposures
18 Total securities financing transaction exposures

157,060

170,905
Other off-balance sheet exposures
19
Off-balance sheet exposure at gross notional amount

268,605

291,757
20 (Adjustments for conversion to credit equivalent amounts)

(205,224)

(225,112)
21
(Specific and general provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)

27

59
22 Total off-balance sheet items

63,407

66,705
Capital and total exposures (leverage ratio denominator),

phase-in
23 Tier 1 capital

94,950

91,721
24 Total exposures (leverage ratio denominator)

1,640,464

1,658,089
Leverage ratio
25

Basel III leverage ratio (including the impact of any applicable temporary exemption of central bank reserves)
3

5.79

5.53
25a
Basel III leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves)
3

5.79

5.53
26 Leverage ratio minimum requirement
4

3.00

3.00
27 Leverage ratio buffers
4

2.00

2.00
Disclosure of mean values
28
Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash
receivables

150,094

155,918
29
Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and
cash receivables

144,184

158,942
30
Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting

transactions and netted of amounts of associated cash payables and cash receivables)
3

1,646,375

1,655,065
30a
Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting

transactions and netted of amounts of associated cash payables and cash receivables)
3

1,646,375

1,655,065
31
Basel III leverage ratio (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row
28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
3

5.77

5.54
31a
Basel III leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from
row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash
receivables)
3

5.77

5.54
1 Includes protection

sold, including agency

transactions.

2 Protection sold can

be offset with

protection bought on

the same underlying

reference entity,

provided that the

conditions according

to the Basel

III
leverage ratio framework and disclosure

requirements are met.

3 There is currently no temporary

exemption of central bank reserves for

UBS.

4 The buffer is based on

Swiss SRB requirements as per the

Capital
Adequacy Ordinance. These requirements are above BCBS requirements for G-SIBs.
LRD development during the third quarter of 2025
During the

third

quarter

of 2025,

the LRD

decreased

by USD 17.6bn

to USD 1,640.5bn

,

mainly

due to

asset size

and
other movements of USD 12.4bn and currency effects

of USD 5.2bn.
On-balance sheet exposures (excluding derivatives and securities financing transactions) decreased by USD 5.8bn, mainly due to currency

effects of USD 4.1bn

and asset size

and other movements

of USD 1.8bn. The

asset size movement mainly
reflected a decrease in cash and balances

at central banks in Group Treasury,

partly offset by growth in trading

portfolio
assets

reflecting

market-driven

increases,

as

well

as

higher

inventory

held

to

hedge

client

positions

in

the

Investment
Bank.
Derivative exposures increased by USD 5.3bn, mainly due to asset size and other movements of USD 5.9bn, partly offset
by currency

effects of

USD 0.5bn. The

asset size

movement primarily

reflected higher

trading volumes,

partly offset

by
the effects of market-driven movements on foreign currency contracts in the Investment Bank.

30 September 2025 Pillar 3 Report |
UBS Group | Leverage ratio

Securities financing

transaction exposures

decreased by

USD 13.8bn, mainly

due to asset

size and other

movements of
USD 13.4bn and currency

effects of USD 0.5bn.

The asset size

movement was mainly

due to roll-offs

of cash reinvestment
trades in Group Treasury.
Off-balance

sheet

items

decreased

by

USD 3.3bn,

mainly

due

to

asset

size

and

other

movements

of

USD 3.1bn

and
currency

effects

of

USD 0.1bn.

The

asset

size

movement

was

mainly

due to

decreases

in

commitments

in

Personal

&
Corporate Banking and Global Wealth Management.
›
Refer to “Leverage ratio denominator” in the

“Risk, capital, liquidity and funding, and balance

sheet” section of the UBS Group
third quarter 2025 report,

available under “Quarterly reporting” at
ubs.com/investors , for more information
Liquidity and funding
Liquidity coverage ratio
We monitor the liquidity coverage

ratio (the LCR) in all significant currencies

in order to manage any currency

mismatch
between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.
Pillar 3 disclosure requirement Third quarter 2025 report section Disclosure Third quarter 2025 report page number
Concentration of funding sources Balance sheet and off-balance sheet Liabilities, by product and currency 55
High-quality liquid assets
HQLA must be

easily and immediately convertible

into cash at little

or no loss

of value, especially during

a period of stress.
HQLA are

assets that

are

of low

risk and

are

unencumbered.

Other characteristics

of HQLA

are

ease and

certainty

of
valuation, low

correlation with

risky assets,

listing of

the assets

on a developed

and recognized

exchange, existence

of
an active and sizable

market for the

assets, and low volatility.

Our HQLA predominantly

consist of assets that

qualify as
Level 1 in the LCR framework, including

cash, central bank reserves and government bonds. In

the third quarter of 2025,
our HQLA decreased

by USD 12.2bn

to USD 346.6bn,

mainly reflecting

lower cash due

to higher

lending assets,

partly
due to currency

effects, and funding

for trading assets.

The decreases were partly offset

by higher cash

due to an

increase
in customer deposits, largely due to currency effects,

and higher proceeds from securities

financing transactions.
High-quality liquid assets (HQLA)
Average 3Q25
1
Average 2Q25
1
USD m
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3
232,503 232,503 256,189 256,189
Securities (on- and off-balance sheet) 86,366 27,681 114,047 76,108 26,462 102,570
Total HQLA
4
318,869 27,681 346,550 332,297 26,462 358,759
1 Calculated based on an average of

65 data points in the third quarter

of 2025 and 61 data points

in the second quarter of 2025.

2 Calculated after the application of haircuts and,

where applicable, caps on Level 2
assets.

3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.

4 Calculated in accordance with FINMA requirements.

30 September 2025 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity coverage ratio development during the third quarter of 2025

The quarterly average

LCR of the

UBS Group remained

broadly unchanged at

182.1%, remaining above

the prudential
requirement communicated by the Swiss Financial Market

Supervisory Authority (FINMA).
Average

HQLA decreased

by USD

12.2bn to

USD 346.6bn,

mainly

reflecting

lower

cash due

to higher

lending

assets,
partly due to currency effects, and funding

for trading assets. The decreases

were partly offset by higher cash

due to an
increase in customer deposits, largely due

to currency effects, and higher proceeds from

securities financing transactions.
The effect from the decrease in

HQLA was offset by a USD

6.5bn decrease in average net cash

outflows to USD 190.4bn,
reflecting lower net outflows from derivatives and

higher net inflows from securities financing transactions,

partly offset
by higher outflows from customer deposits.
LIQ1: Liquidity coverage ratio (LCR)
Average 3Q25
1
Average 2Q25
1
USD m
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA 351,663 346,550 363,824 358,759
Cash outflows
2 Retail deposits and deposits from small business customers 388,660 45,003 378,633 43,920
3 of which: stable deposits 31,133 1,130 31,060 1,123
4 of which: less stable deposits 357,527 43,873 347,573 42,797
5 Unsecured wholesale funding 304,482 154,199 298,735 151,438
6 of which: operational deposits (all counterparties) 68,313 17,078 67,788 16,947
7 of which: non-operational deposits (all counterparties) 219,859 120,811 215,995 119,540
8 of which: unsecured debt 16,309 16,309 14,952 14,952
9 Secured wholesale funding 102,570 95,185
10 Additional requirements: 162,537 45,424 173,923 51,456
11 of which: outflows related to derivatives and other transactions 78,826 26,754 89,777 30,989
12 of which: outflows related to loss of funding on debt products
3
391 391 535 535
13 of which: committed credit and liquidity facilities 83,320 18,280 83,610 19,932
14 Other contractual funding obligations 30,828 27,086 32,429 30,004
15 Other contingent funding obligations 342,554 14,062 341,262 13,102
16 Total cash outflows 388,343 385,105
Cash inflows
17 Secured lending 346,121 127,808 313,077 116,535
18 Inflows from fully performing exposures 79,194 36,796 79,422 35,964
19 Other cash inflows 33,380 33,380 35,760 35,760
20 Total cash inflows 458,695 197,984 428,260 188,259
Average 3Q25
1
Average 2Q25
1
USD m, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA 346,550 358,759
22 Net cash outflows 190,359 196,846
23 LCR (%)

182.12

182.31
1 Calculated based

on an average

of 65 data

points in the

third quarter of

2025 and 61

data points in

the second quarter

of 2025.

2 Calculated after

the application of

haircuts and inflow

and outflow rates.

3 Includes outflows related to loss of

funding on asset-backed securities,

covered bonds, other structured

financing instruments, asset-backed

commercial papers, structured entities

(conduits), securities investment
vehicles and other such financing facilities.

4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Introduction

17
Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in these sections
The sections below include capital and other regulatory information as of 30 September 2025 for UBS AG consolidated,
UBS AG

standalone,

UBS Switzerland AG

standalone,

UBS Europe SE

consolidated,

UBS Americas Holding LLC
consolidated and Credit Suisse International standalone. Capital information in the following sections is based on Pillar 1 capital requirements.

Entities may

be subject

to significant

additional Pillar

2 requirements,

which represent

additional
amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.
UBS Americas Holding LLC consolidated
Updated Federal Reserve Board stress capital buffer requirements
In August 2025, the Federal Reserve Board reduced the

stress capital buffer (the SCB) of UBS Americas Holding LLC, our
US-based

intermediate

holding

company,

to

5.2%,

from

9.3%,

applicable

from

1 October

2025

under

the

Federal
Reserve

Board’s

SCB

rule,

resulting

in

a

total

common

equity

tier 1

capital

requirement

of

9.7%.

The

SCB

for

UBS
Americas Holding LLC is

derived from the results of

the Federal Reserve Board’s 2025

Dodd
–
Frank Act Stress Test (DFAST)
released in June 2025.

Earlier

in

2025,

the

Federal

Reserve

Board

proposed

measures

to

reduce

the

volatility

of

the

SCB

requirements

by
averaging the capital stress

test results from

the past two years,

with the aim

of making capital

planning more predictable
for banks. In

addition, the Federal

Reserve Board proposed

moving the effective

date for the

annual SCB updates

from
1 October to 1 January

to allow more

time to meet

the new requirements.

We expect the

final rules to

be published in
the first half of 2026.
UBS AG consolidated
Key metrics for the third quarter of 2025
The

table

below

is

based

on

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

Ordinance

on

the

Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the

third quarter

of 2025,

tier 1 capital

increased

by USD 2.9bn

to USD 91.4bn.

Common equity

tier 1 (CET1)
capital increased by

USD 1.6bn to USD 71.5bn,

mainly driven by

operating profit before

tax of USD 1.5bn,

partly offset
by current tax expenses

of USD 0.3bn and

foreign currency translation losses of

USD 0.1bn. Additional tier 1 (AT1) capital
issued by the Group and on

lent to UBS AG increased by

USD 1.3bn to USD 20.0bn, reflecting the

issuance of new AT1
capital

instruments

equivalent

to

USD 2.8bn,

partly

offset

by

the

call

of

one

AT1

capital

instrument

equivalent

to
USD 1.6bn.
During

the

third

quarter

of

2025,

risk-weighted

assets

(RWA)

increased

by

USD 4.1bn

to

USD 502.4bn,

driven

by

a
USD 6.6bn

increase

resulting

from

asset

size

and

other

movements,

partly

offset

by

a

USD 1.5bn

decrease

driven

by
model updates and methodology changes and a USD 1.0bn

decrease from currency effects.

During the third quarter of 2025, the leverage

ratio denominator (the LRD) decreased by USD 17.3bn to USD 1,642.8bn, mainly

due

to

asset

size

and

other

movements

of

USD 12.1bn

and

currency

effects

of

USD 5.2bn.

The

asset

size
movement was mainly

driven by a

decrease in cash

and balances at

central banks and

roll-offs of cash

reinvestment trades
in Group Treasury,

partly offset by

growth in trading

portfolio assets and

higher derivatives

exposures in the

Investment
Bank.
Correspondingly,

the

CET1

capital

ratio

of

UBS AG

consolidated

increased

to

14.2%

from

14.0%,

reflecting

the
aforementioned increase in CET1 capital, partly

offset by the aforementioned increase in

RWA.

The Basel III leverage ratio
increased to 5.6% from 5.3%, reflecting the aforementioned increase in tier 1 capital and the aforementioned decrease
in the LRD.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

18
The

quarterly

average

liquidity

coverage

ratio

of

UBS AG

consolidated

remained

broadly

unchanged

at

179.0%,
remaining

above

the

prudential

requirement

communicated

by

FINMA.

Average

high-quality

liquid

assets

(HQLA)
decreased

by

USD 12.2bn

to

USD 346.7bn,

mainly

reflecting

lower

cash

due

to

higher

lending

assets,

partly

due

to
currency effects,

and funding

for trading

assets. The

decreases were

partly offset

by higher

cash due

to an

increase in
customer deposits, largely due to currency effects, and higher proceeds from securities financing transactions. The effect from the decrease in HQLA was offset by a USD 6.3bn decrease in average net cash outflows to USD 193.8bn, reflecting
lower net outflows from derivatives and higher net inflows

from securities financing transactions, partly offset by

higher
outflows from customer deposits.
As

of

30 September

2025,

the

net

stable

funding

ratio

of

UBS AG

consolidated

decreased

2.3 percentage

points

to
118.6%, remaining

above the

prudential requirement

communicated by

FINMA. Available

stable funding

decreased by
USD 4.9bn to

USD 887.4bn,

mainly driven

by decreases

in customer

deposits and

debt

issued measured

at amortized
cost,

partly

offset

by

higher

regulatory

capital.

Required

stable

funding

increased

by

USD 10.2bn

to

USD 748.3bn,
primarily reflecting an increase in trading assets.
KM1: Key metrics
USD m, except where indicated
30.9.25 30.6.25 31.3.25 31.12.24 30.9.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

71,460

69,829

70,756

73,792

84,423
2 Tier 1

91,425

88,485

89,081

89,623

100,673
3 Total capital

91,425

88,485

89,081

89,623

100,675
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

502,425

498,327

481,539

495,110

515,520
4a Total risk-weighted assets (pre-floor)

502,425

498,327

481,539
4b Minimum capital requirement
1

40,194

39,866

38,523

39,609

41,242
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)

14.22

14.01

14.69

14.90

16.38
5b Common equity tier 1 ratio (%) (pre-floor)

14.22

14.01

14.69
6 Tier 1 ratio (%)

18.20

17.76

18.50

18.10

19.53
6b Tier 1 ratio (%) (pre-floor)

18.20

17.76

18.50
7 Total capital ratio (%)

18.20

17.76

18.50

18.10

19.53
7b Total capital ratio (%) (pre-floor)

18.20

17.76

18.50
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.11

0.13

0.13

0.15

0.17
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.33

0.34

0.31

0.37

0.39
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.61

2.63

2.63

2.65

2.67
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

9.72

9.51

10.19

10.10

11.53
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

1,642,843

1,660,097

1,565,845

1,523,277

1,611,151
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
5

5.57

5.33

5.69

5.88

6.25
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)

5.57

5.33

5.69
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
5

5.55

5.34

5.67
14d
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets

5.55

5.34

5.67
14e Minimum capital requirements 6

49,285

49,803

46,975
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

346,734

358,940

318,893

331,627

360,628
16 Total net cash outflow

193,817

200,107

176,928

178,228

183,725
16a of which: cash outflows

393,826

390,719

366,165

352,482

347,583
16b of which: cash inflows

200,009

190,613

189,237

174,254

163,858
17 LCR (%) 178.96 179.45 180.28 186.08 196.34
Net stable funding ratio (NSFR)
18 Total available stable funding 887,444 892,381 853,742 847,008 903,402
19 Total required stable funding 748,303 738,056 695,201 682,504 712,729
20 NSFR (%) 118.59 120.91 122.81 124.10 126.75
1 Calculated as 8% of total RWA, based

on total capital minimum requirements,

excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern

requirements and information for UBS AG

consolidated
are provided below in this section.

3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

4 Represents the CET1
ratio that is available

to meet buffer requirements.

Calculated as the CET1 ratio

minus the BCBS CET1

capital requirement and, where

applicable, minus the

BCBS tier 2 capital requirement

met with CET1 capital.

5 There is currently no temporary

exemption of central bank reserves

for UBS.

6 The higher of capital

requirements based on 8% of RWA

or 3% of LRD.

7 Calculated after the application of haircuts

and inflow
and outflow rates, as

well as, where applicable,

caps on Level 2 assets and

cash inflows. Calculated based

on an average of 65

data points in the third quarter

of 2025 and 61 data points

in the second quarter of
2025. For the prior-quarter data points, refer to

the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

19
Swiss systemically relevant bank going and gone concern

requirements and information

The tables below

provide details of

the Swiss systemically

relevant bank RWA-

and LRD-based going

and gone concern
requirements and

information as required

by FINMA;

details regarding

eligible gone concern

instruments are also

provided
below.
Effective 1 January 2025, a

Pillar 2 capital add-on for

uncollateralized exposures to hedge

funds, private equity

and family
offices

has

been

introduced.

This

resulted

in

an

increase

of

23 basis

points

in

the

RWA-based

going

concern

capital
requirement as of 30 September 2025.
UBS AG’s

outstanding

non-Basel III-compliant

tier 2

capital

instruments

and

total

loss-absorbing

capacity-eligible
unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity.
More information

about the

going and

gone concern

requirements

is provided

in the

“Total

loss-absorbing

capacity”
section of the UBS AG Annual Report 2024, available under

“Annual reporting” at
ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.9.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.00
1

75,347

5.01
1

82,249
Common equity tier 1 capital

10.63
2

53,389

3.51
3

57,607
of which: minimum capital

4.50

22,609

1.50

24,643
of which: buffer capital

5.50

27,633

2.00

32,857
of which: countercyclical buffer

0.44

2,218
Maximum additional tier 1 capital

4.37
2

21,957

1.50

24,643
of which: additional tier 1 capital

3.50

17,585

1.50

24,643
of which: additional tier 1 buffer capital

0.80

4,019
Eligible going concern capital
Total going concern capital

18.20

91,425

5.57

91,425
Common equity tier 1 capital

14.22

71,460

4.35

71,460
Total loss-absorbing additional tier 1 capital

3.97

19,964

1.22

19,964
of which: high-trigger loss-absorbing additional tier 1 capital

3.97

19,964

1.22

19,964
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

53,885

3.75

61,607
of which: base requirement including add-ons for market share and LRD

10.73
7

53,885

3.75
7

61,607
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.60

98,452

5.99

98,452
Total tier 2 capital

0.00

0

0.00

0
of which: non-Basel III-compliant tier 2 capital

0.00

0

0.00

0
TLAC-eligible unsecured debt

19.60

98,452

5.99

98,452
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.72

129,232

8.76

143,856
Eligible total loss-absorbing capacity

37.79

189,876

11.56

189,876
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

502,425
Leverage ratio denominator

1,642,843
1 Includes applicable add-ons of 1.70% for risk-weighted assets (RWA) and 0.51% for leverage ratio denominator (LRD), of which 2 basis points for RWA and 1 basis point for LRD reflect a Pillar 2 capital add-on of
USD 107m related to the supply chain finance funds matter at Credit Suisse. An additional 23 basis points for RWA reflect a Pillar 2 capital add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family

offices, effective 1

January 2025.

2 Includes the Pillar 2 add-on

for the residual exposure (after

collateral mitigation) to hedge

funds, private equity

and family offices of 0.16%

for CET1
capital and 0.07% for

AT1 capital, effective

1 January 2025. For

AT1 capital, under

Pillar 1 requirements a

maximum of 4.3% of

AT1 capital can

be used to meet

going concern requirements; 4.37%

includes the
aforementioned Pillar 2 capital add-on.

3 Our CET1 leverage ratio requirement of 3.51% consists of

a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25%
market share add-on requirement based on our Swiss credit business and a 0.01% Pillar 2 capital add-on related to the supply chain finance funds matter at Credit Suisse.

4 A maximum of 25% of the gone concern
requirements can be met with

instruments that have a remaining

maturity of between one and

two years. Once at

least 75% of the minimum

gone concern requirement has been

met with instruments that have

a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023,
the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going
concern requirements (excluding countercyclical

buffer requirements and the

Pillar 2 add-ons).

6 As of July

2024, FINMA has the

authority to impose a

surcharge of up to 25%

of the total going

concern capital
requirements (excluding countercyclical buffer requirements and the Pillar

2 add-ons) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

20
Swiss SRB going and gone concern information
USD m, except where indicated 30.9.25 30.6.25
Eligible going concern capital
Total going concern capital

91,425

88,485
Total tier 1 capital

91,425

88,485
Common equity tier 1 capital

71,460

69,829
Total loss-absorbing additional tier 1 capital

19,964

18,656
of which: high-trigger loss-absorbing additional tier 1 capital

19,964

18,656
of which: low-trigger loss-absorbing additional tier 1 capital
Eligible gone concern capital
Total gone concern loss-absorbing capacity

98,452

93,502
Total tier 2 capital

0

196
of which: non-Basel III-compliant tier 2 capital

0

196
TLAC-eligible unsecured debt

98,452

93,306
Total loss-absorbing capacity
Total loss-absorbing capacity

189,876

181,987
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

502,425

498,327
Leverage ratio denominator

1,642,843

1,660,097
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.2

17.8
of which: common equity tier 1 capital ratio

14.2

14.0
Gone concern loss-absorbing capacity ratio

19.6

18.8
Total loss-absorbing capacity ratio

37.8

36.5
Leverage ratios (%)
Going concern leverage ratio

5.6

5.3
of which: common equity tier 1 leverage ratio

4.3

4.2
Gone concern leverage ratio

6.0

5.6
Total loss-absorbing capacity leverage ratio

11.6

11.0
UBS AG standalone
Key metrics for the third quarter of 2025
The

table

below

is

based

on

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

Ordinance

on

the

Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the

third quarter

of 2025,

tier 1 capital

increased

by USD 1.5bn

to USD 93.3bn.

Common equity

tier 1 (CET1)
capital increased by USD

0.2bn to USD 73.4bn,

mainly reflecting operating

profit before tax

of USD 0.9bn, partly offset
by

defined

benefit

plans

effects

of

USD 0.3bn

and

current

tax

expenses

of

USD 0.1bn.

Additional

tier 1

(AT1)

capital
issued by the Group and on

lent to UBS AG increased by

USD 1.3bn to USD 20.0bn, reflecting the

issuance of new AT1
capital

instruments

equivalent

to

USD 2.8bn,

partly

offset

by

the

call

of

one

AT1

capital

instrument

equivalent

to
USD 1.6bn.
Phase-in risk-weighted assets (RWA) increased by USD 1.5bn to USD 517.9bn during the third quarter of 2025, primarily driven by increases

in credit and counterparty

credit risk RWA and

market risk RWA,

partly offset by a

decrease in RWA
on investments in subsidiaries.
During the third

quarter of 2025,

the leverage ratio

denominator (the LRD)

decreased by USD 11.9bn

to USD 952.1bn,
mainly due to

asset size and

other movements of

USD 8.7bn and currency effects

of USD 3.2bn.

The asset size

movement
was mainly driven by roll-offs of cash reinvestment trades and a decrease in cash and balances at central banks in Group
Treasury, partly offset by growth in trading portfolio assets and higher derivatives

exposures in the Investment Bank.
Correspondingly,

the

phase-in

CET1

capital

ratio

of

UBS AG

standalone

was

stable

at

14.2%,

reflecting

the
aforementioned increase

in CET1

capital offset

by the

aforementioned increase

in phase-in

RWA. The

Basel III leverage
ratio

increased

to

9.8%

from

9.5%,

reflecting

the

aforementioned

increase

in

tier 1

capital

and

the

aforementioned
decrease in the LRD.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

21
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

standalone

increased

5.4 percentage

points

to
240.9%, remaining above the prudential requirement communicated by FINMA. The movement in the quarterly average
LCR was

primarily driven

by an

USD 8.1bn decrease

in the

average net

cash outflows

to USD 67.6bn,

reflecting lower
outflows from mainly intercompany deposits, lower

net outflows from derivatives and higher net inflows from

securities
financing transactions. The

average high-quality liquid

assets decreased by

USD 14.9bn to USD 162.5bn,

mainly reflecting
lower cash due to higher funding for trading assets.
As of

30 September 2025, the net

stable funding ratio

of UBS AG standalone

decreased 0.5 percentage points to

96.2%,
remaining above the prudential requirement communicated by FINMA.

Available stable funding decreased by USD 2.3bn
to USD 419.0

bn, mainly

driven

by decreases

in customer

deposits and

debt issues

measured at

amortized cost,

partly
offset by higher regulatory capital. Required stable funding was broadly unchanged at USD 435.6bn.
KM1: Key metrics
USD m, except where indicated
30.9.25 30.6.25 31.3.25 31.12.24 30.9.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

73,384

73,178

70,980

75,051

83,113
2 Tier 1

93,349

91,834

89,305

90,881

99,363
3 Total capital

93,349

91,834

89,305

90,882

99,365
Risk-weighted assets (amounts) 1
4 Total risk-weighted assets (RWA)

517,929

516,479

514,897

507,964

565,180
4a Total risk-weighted assets (pre-floor)

517,929

516,479

514,897
4b Minimum capital requirement
2

41,434

41,318

41,192

40,637

45,214
Risk-based capital ratios as a percentage of RWA
1
5 Common equity tier 1 ratio (%)

14.17

14.17

13.79

14.77

14.71
5b Common equity tier 1 ratio (%) (pre-floor)

14.17

14.17

13.79
6 Tier 1 ratio (%)

18.02

17.78

17.34

17.89

17.58
6b Tier 1 ratio (%) (pre-floor)

18.02

17.78

17.34
7 Total capital ratio (%)

18.02

17.78

17.34

17.89

17.58
7b Total capital ratio (%) (pre-floor)

18.02

17.78

17.34
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.14

0.15

0.15

0.19

0.19
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.64

2.65

2.65

2.69

2.69
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

9.67

9.67

9.29

9.89

9.58
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

952,112

964,000

935,496

899,348

944,404
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
6

9.80

9.53

9.55

10.11

10.52
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)

9.80

9.53

9.55
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
6

9.72

9.56

9.52
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets

9.72

9.56

9.52
14e Minimum capital requirements
7

41,434

41,318

41,192
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)

162,513

177,434

150,544

142,661

170,179
16 Total net cash outflow

67,644

75,720

65,962

58,620

60,445
16a of which: cash outflows

244,306

248,255

238,931

231,213

228,228
16b of which: cash inflows

176,662

172,535

172,969

172,593

167,783
17 LCR (%) 240.93

235.52

229.18

243.95

282.26
Net stable funding ratio (NSFR) 9
18 Total available stable funding 419,024 421,323 410,507 410,197 446,435
19 Total required stable funding 435,582 435,547 418,661 421,792 444,875
20 NSFR (%) 96.20 96.73 98.05 97.25 100.35
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.

2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.

4 Excludes non-
BCBS capital buffer requirements for risk-weighted

positions that are directly or indirectly backed

by residential properties in Switzerland.

5 Represents the CET1 ratio that is

available to meet buffer requirements.
Calculated as the

CET1 ratio minus

the BCBS CET1

capital requirement and,

where applicable, minus

the BCBS tier

2 capital requirement

met with CET1

capital.

6 There is currently

no temporary exemption

of
central bank reserves for UBS.

7 The higher of capital requirements based on

8% of RWA or 3% of LRD.

8 Calculated after the application of haircuts and inflow

and outflow rates, as well

as, where applicable,
caps on Level 2 assets and cash inflows. Calculated based on an average of 65 data points in the third quarter of 2025 and 61 data points in the second quarter of 2025. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

9 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

22
Swiss systemically relevant bank going and gone concern

requirements and information

The tables below

provide details of

the Swiss systemically

relevant bank RWA-

and LRD-based going

and gone concern
requirements and

information as required

by FINMA;

details regarding

eligible gone concern

instruments are also

provided
below.
UBS AG standalone

is subject

to a

gone concern capital

requirement based

on the sum

of: (i) the

nominal value

of the
gone concern

instruments issued

by UBS

entities and

held by

the parent

firm; (ii) 75%

of the

capital requirements

resulting
from third-party exposure

on a standalone

basis; and (iii) a

buffer requirement equal

to 30% of

the Group’s gone

concern
capital requirement on UBS AG’s

consolidated exposure. The gone concern

capital requirement is the higher

of the RWA-
and LRD-based

requirements,

calculated

separately.

The

gone concern

capital

coverage

ratio reflects

how much

gone
concern capital is

available to meet

the gone concern

requirement. UBS AG’s outstanding

non-Basel III-compliant tier

2
capital

instruments

and

total

loss-absorbing

capacity-eligible

unsecured

debt

instruments

are

eligible

to

meet

gone
concern requirements until one year before maturity.
Effective 1 January 2025, a

Pillar 2 capital add-on for

uncollateralized exposures to hedge

funds, private equity

and family
offices has been introduced. This resulted

in an increase as of 30 September

2025 of 21 basis points in the

RWA phase-
in-based going

concern capital

requirement and

19 basis points

in the

RWA fully

applied-based

going concern

capital
requirement.
More information about

the going and

gone concern requirements

is provided

in the “UBS

AG standalone”

section of
the 31 December 2024 Pillar 3 Report, available under “Pillar

3 disclosures” at
ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.9.25 RWA, phase-in RWA, fully applied as of 1.1.28
1
LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.67
2

75,973

14.65
2

81,078

5.01
2

47,713
Common equity tier 1 capital

10.31
3

53,380

10.30
3

56,966

3.51

33,431
of which: minimum capital

4.50

23,307

4.50

24,898

1.50

14,282
of which: buffer capital

5.50

28,486

5.50

30,430

2.00

19,042
of which: countercyclical buffer

0.14

732

0.14

782
Maximum additional tier 1 capital

4.36
3

22,593

4.36
3

24,113

1.50

14,282
of which: additional tier 1 capital

3.50

18,128

3.50

19,365

1.50

14,282
of which: additional tier 1 buffer capital

0.80

4,143

0.80

4,426
Eligible going concern capital
Total going concern capital

18.02

93,349

16.87

93,349

9.80

93,349
Common equity tier 1 capital

14.17

73,384

13.26

73,384

7.71

73,384
Total loss-absorbing additional tier 1 capital

3.85

19,964

3.61

19,964

2.10

19,964
of which: high-trigger loss-absorbing additional tier 1 capital

3.85

19,964

3.61

19,964

2.10

19,964
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

517,929

553,280
Leverage ratio denominator

952,112
Required gone concern capital
4
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

78,527
Eligible gone concern capital
Total gone concern loss-absorbing capacity

98,452
Gone concern capital coverage ratio

125.37
1 Fully applied relates to participation RWA.

Direct and indirect investments including

holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and

indirect investments including
holding of regulatory

capital instruments in foreign-domiciled

subsidiaries are risk weighted

at 235% and 340%,

respectively, for the current

year. As per current rules, risk

weights will gradually increase

by 5 percentage
points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of

250% and 400%, respectively, are applied.

2 Includes
applicable add-ons of 1.67% for risk-weighted assets (RWA, phase-in), 1.65%

for risk-weighted assets (RWA, fully applied) and 0.51% for leverage ratio denominator (LRD), of which 2 basis points for RWA

phase-
in, 2 basis points for RWA fully applied and 1 basis point for LRD reflect a Pillar 2 capital add-on of USD 107m related to the supply chain finance funds matter at Credit Suisse.

An additional 21 basis points for RWA
phase-in and 19

basis points for

RWA fully applied

reflect a Pillar

2 capital add-on

for the residual

exposure (after collateral

mitigation) to hedge

fund, private equity

and family offices,

effective 1 January

2025.

3 Includes the Pillar 2 add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family offices of 0.14% for CET1 capital and 0.06% for AT1 capital for RWA phase-in and 0.14%
for CET1 capital

and 0.06%

for AT1

capital for RWA

fully applied, effective

1 January

2025. For

AT1 capital,

under Pillar 1

requirements a maximum

of 4.3% of

AT1 capital

can be used

to meet going

concern
requirements; 4.36% for RWA phase-in and 4.36%

for RWA fully applied include the aforementioned Pillar

2 capital add-on.

4 A maximum of 25% of the gone concern requirements can

be met with instruments
that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

23
Swiss SRB going and gone concern information
USD m, except where indicated 30.9.25 30.6.25
Eligible going concern capital
Total going concern capital

93,349

91,834
Total tier 1 capital

93,349

91,834
Common equity tier 1 capital

73,384

73,178
Total loss-absorbing additional tier 1 capital

19,964

18,656
of which: high-trigger loss-absorbing additional tier 1 capital

19,964

18,656
of which: low-trigger loss-absorbing additional tier 1 capital
Eligible gone concern capital
Total gone concern loss-absorbing capacity

98,452

93,499
Total tier 2 capital

0

193
of which: non-Basel III-compliant tier 2 capital

0

193
TLAC-eligible unsecured debt

98,452

93,306
Total loss-absorbing capacity
Total loss-absorbing capacity

191,800

185,333
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

517,929

516,479
of which: investments in Switzerland-domiciled subsidiaries
1

91,436

91,537
of which: investments in foreign-domiciled subsidiaries
1

167,254

170,979
Risk-weighted assets, fully applied as of 1.1.28

553,280

552,495
of which: investments in Switzerland-domiciled subsidiaries
1

97,272

97,379
of which: investments in foreign-domiciled subsidiaries
1

196,770

201,151
Leverage ratio denominator

952,112

964,000
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

18.0

17.8
of which: common equity tier 1 capital ratio, phase-in

14.2

14.2
Going concern capital ratio, fully applied as of 1.1.28

16.9

16.6
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.3

13.2
Leverage ratios (%)
Going concern leverage ratio

9.8

9.5
of which: common equity tier 1 leverage ratio

7.7

7.6
Capital coverage ratio (%)
Gone concern capital coverage ratio

125.4

118.2
1 Fully applied relates to participation RWA.

Direct and indirect investments including

holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and

indirect investments including
holding of regulatory

capital instruments in foreign-domiciled

subsidiaries are risk weighted

at 235% and 340%,

respectively, for the current

year. As per current rules, risk

weights will gradually increase

by 5 percentage
points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

UBS Switzerland AG standalone
Key metrics for the third quarter of 2025
The

table

below

is

based

on

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

Ordinance

on

the

Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the third quarter of 2025, common equity tier 1 capital increased by CHF

0.1bn to CHF 21.5bn, mainly driven by
operating profit almost entirely offset by additional dividend accruals.

Total risk-weighted

assets

(RWA)

decreased

by

CHF 0.5bn

to

CHF 168.2bn,

due

to

lower

credit risk

RWA

driven

by

a
decrease in exposures,

partly offset by an increase in counterparty

credit risk RWA.
The leverage ratio

denominator (the LRD)

decreased by CHF 1.9bn

to CHF 547.8bn, mainly

due to decreases

in lending
exposures and cash and balances at central banks, partly

offset by an increase in derivatives

transactions.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

24
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS

Switzerland AG

increased

2.3 percentage

points

to
140.4%, remaining above the prudential requirement communicated by FINMA. The movement in the quarterly average
LCR was driven by a

CHF 4.5bn increase in high-quality

liquid assets to CHF 116.4bn,

primarily due to higher cash

from
funding received from UBS AG and higher customer deposits. The average net cash outflows increased by CHF 1.9bn to
CHF 83.0bn, mainly due to higher outflows from customer

deposits and intercompany deposits from UBS AG.
As of

30 September 2025,

the net

stable funding

ratio decreased

2.5 percentage points

to 126.0%,

remaining above
the prudential requirement communicated by FINMA. Available stable funding decreased by CHF 3.3bn to CHF 351.3bn,
mainly

driven

by

a

decrease

in

customer

deposits.

Required

stable

funding

increased

by

CHF 2.9bn

to

CHF 278.8bn,
primarily reflecting higher lending assets and derivatives

instruments.
KM1: Key metrics
CHF m, except where indicated
30.9.25 30.6.25 31.3.25 31.12.24 30.9.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

21,527

21,470

21,596

21,659

22,016
2 Tier 1

29,520

29,463

29,590

29,652

30,009
3 Total capital

29,520

29,463

29,590

29,652

30,009
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

168,223

168,701

174,610

186,265

185,237
4a Total risk-weighted assets (pre-floor)

154,370

151,470

153,743

168,033

167,384
4b Minimum capital requirement
1

13,458

13,496

13,969

14,901

14,819
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)

12.80

12.73

12.37

11.63

11.89
5b Common equity tier 1 ratio (%) (pre-floor)

13.95

14.17

14.05

12.89

13.15
6 Tier 1 ratio (%)

17.55

17.46

16.95

15.92

16.20
6b Tier 1 ratio (%) (pre-floor)

19.12

19.45

19.25

17.65

17.93
7 Total capital ratio (%)

17.55

17.46

16.95

15.92

16.20
7b Total capital ratio (%) (pre-floor)

19.12

19.45

19.25

17.65

17.93
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.06

0.07

0.06

0.08

0.08
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.82

0.83

0.80

0.88

0.90
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%) 2

2.56

2.57

2.56

2.58

2.58
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

8.30

8.23

7.87

7.13

7.39
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

547,805

549,690

551,716

556,053

567,484
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
4

5.39

5.36

5.36

5.33

5.29
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)

5.39

5.36

5.36
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
4

5.39

5.34

5.34
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets

5.39

5.34

5.34
14e Minimum capital requirements
5

16,434

16,491

16,551
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

116,430

111,945

111,231

125,007

126,037
16 Total net cash outflow

83,009

81,142

81,164

87,160

85,964
16a of which: cash outflows

113,942

110,217

110,357

116,768

114,992
16b of which: cash inflows

30,933

29,074

29,193

29,608

29,027
17 LCR (%)

140.37

138.05

137.08

143.47

146.68
Net stable funding ratio (NSFR) 7
18 Total available stable funding 351,349 354,633 355,035 359,170 369,168
19 Total required stable funding 278,806 275,862 276,279 271,688 274,029

NSFR (%) 126.02 128.55 128.51 132.20 134.72
1 Calculated as 8% of total RWA, based

on total capital minimum requirements,

excluding CET1 buffer requirements.

2 Excludes non-BCBS capital buffer requirements

for risk-weighted positions that are directly
or indirectly backed by residential propertie

s

in Switzerland.

3 Represents the CET1 ratio that is

available to meet buffer requirements.

Calculated as the CET1 ratio minus

the BCBS CET1 capital requirement

and,
where applicable, minus the BCBS tier

2 capital requirement met with CET1 capital.

4 There is currently no temporary

exemption of central bank reserves

for UBS.

5 The higher of capital requirements

based on
8% of RWA or 3% of LRD.

6 Calculated after the application of haircuts and inflow and outflow rates,

as well as, where applicable, caps

on Level 2 assets and cash inflows. Calculated based

on an average of 65
data points

in the

third quarter

of 2025

and 61

data points

in the

second quarter

of 2025.

For

the prior-quarter

data points,

refer to

the respective

Pillar 3 Report,

available

under “Pillar 3

disclosures” at
ubs.com/investors, for more information.

7 UBS Switzerland AG is required to maintain

a minimum NSFR of at least 100%

on an ongoing basis, as set out

in Art. 17h para. 1 of the

Liquidity Ordinance. A portion
of the excess funding is used to fulfill the NSFR requirement of UBS AG standalone.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

25
Swiss systemically relevant bank going and gone concern

requirements and information
The

tables

below

provide

details

of the

Swiss

systemically

relevant

bank

(SRB)

RWA-

and

LRD-based

going

and

gone
concern requirements

and information

as required

by FINMA

;

details regarding

eligible

gone concern

instruments

are
also provided below.
UBS Switzerland AG is considered an

SRB under Swiss banking law

and is subject to capital regulations

on a standalone
basis.

As

of

30 September

2025,

the

going

concern

capital

and

leverage

ratio

requirements

for

UBS

Switzerland AG
standalone were 15.18% (including a countercyclical buffer

of 0.88%) and 5.00%, respectively.
The Swiss SRB

framework and

going concern requirements

applicable to

UBS Switzerland AG

standalone are

the same
as those applicable to

UBS Group AG consolidated.

The gone concern requirement

corresponds to 62% of

the Group’s
going concern

requirements, excluding

the countercyclical

buffer requirements

and Pillar 2

add-ons. Outstanding

total
loss-absorbing

capacity-eligible

unsecured

debt

instruments

are

eligible to

meet

gone concern

requirements

until one
year before maturity.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 30.9.25 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.18
1

25,542

5.00
1

27,390
Common equity tier 1 capital

10.88

18,309

3.50

19,173
of which: minimum capital

4.50

7,570

1.50

8,217
of which: buffer capital

5.50

9,252

2.00

10,956
of which: countercyclical buffer

0.88

1,487
Maximum additional tier 1 capital

4.30

7,234

1.50

8,217
of which: additional tier 1 capital

3.50

5,888

1.50

8,217
of which: additional tier 1 buffer capital

0.80

1,346
Eligible going concern capital
Total going concern capital

17.55

29,520

5.39

29,520
Common equity tier 1 capital

12.80

21,527

3.93

21,527
Total loss-absorbing additional tier 1 capital

4.75

7,993

1.46

7,993
of which: high-trigger loss-absorbing additional tier 1 capital

4.75

7,993

1.46

7,993
Required gone concern capital 2
Total gone concern loss-absorbing capacity

8.87

14,915

3.10

16,982
of which: base requirement including add-ons for market share and LRD

8.87
3

14,915

3.10
3

16,982
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11.38

19,151

3.50

19,151
TLAC-eligible unsecured debt

11.38

19,151

3.50

19,151
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.05

40,457

8.10

44,372
Eligible total loss-absorbing capacity

28.93

48,671

8.88

48,671
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

168,223
Leverage ratio denominator

547,805
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

26
Swiss SRB going and gone concern information
CHF m, except where indicated 30.9.25 30.6.25
Eligible going concern capital
Total going concern capital

29,520

29,463
Total tier 1 capital

29,520

29,463
Common equity tier 1 capital

21,527

21,470
Total loss-absorbing additional tier 1 capital

7,993

7,994
of which: high-trigger loss-absorbing additional tier 1 capital

7,993

7,994
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19,151

19,148
TLAC-eligible unsecured debt

19,151

19,148
Total loss-absorbing capacity
Total loss-absorbing capacity

48,671

48,611
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

168,223

168,701
Leverage ratio denominator

547,805

549,690
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.5

17.5
of which: common equity tier 1 capital ratio

12.8

12.7
Gone concern loss-absorbing capacity ratio

11.4

11.4
Total loss-absorbing capacity ratio

28.9

28.8
Leverage ratios (%)
Going concern leverage ratio

5.4

5.4
of which: common equity tier 1 leverage ratio

3.9

3.9
Gone concern leverage ratio

3.5

3.5
Total loss-absorbing capacity leverage ratio

8.9

8.8

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Europe SE consolidated

27
UBS Europe SE consolidated
Key metrics for the third quarter of 2025
The table below provides information about the regulatory capital components,

capital ratios, leverage ratio and liquidity
of UBS Europe SE

consolidated based

on Basel

Committee

on Banking

Supervision (BCBS)

Pillar 1

requirements and

in
accordance with EU regulatory rules and IFRS Accounting

Standards.

During

the

third

quarter

of

2025,

available

capital

remained

stable.

Risk-weighted

assets

increased

by

EUR 1.3bn

to
EUR 15.9bn, mainly driven by higher over-the-counter derivative exposures and related credit valuation adjustment,

new
Lombard loans,

and new

loan facilities.

The leverage

ratio exposure

decreased by

EUR 5.9bn to

EUR 55.8bn,

primarily
driven by decreases

in cash at central banks and securities financing transaction exposures.
The average liquidity coverage ratio (the LCR)

remained well above the regulatory requirement of

100%, at 141.5%. The
increase in

the LCR

was driven by

an increase of

EUR 1.3bn in

high-quality liquid assets

(HQLA), partly

offset by

an increase
of EUR 0.7bn

in total

net cash

outflows. Higher

HQLA and

net outflows

are materially

attributed to

higher UBS

Group
euro-clearing

activities.

The

net

stable

funding

ratio

remained

well

above

the

regulatory

requirements

of

100%,

at
135.8%. Available

stable funding

increased by

EUR 1.4bn, mainly

due to

higher funding

with a

residual maturity

of in
excess of one

year. Required stable

funding increased by

EUR 0.5bn, mainly driven

by higher client-driven

activity levels
in the Investment Bank in Asian markets.
KM1: Key metrics
1,2
EUR m, except where indicated
30.9.25 30.6.25
3
31.3.25 31.12.24 30.9.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

2,973

2,995

3,424

3,239

2,701
2 Tier 1

3,573

3,595

4,024

3,839

3,301
3 Total capital

3,573

3,595

4,024

3,839

3,301
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

15,938

14,625

14,387

14,079

12,657
4a Total risk-weighted assets (RWA) (pre-floor)

15,938

14,625

14,387
4b Minimum capital requirement
4

1,275

1,170

1,151

1,126

1,013
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

18.7

20.5

23.8

23.0

21.3
5b CET1 ratio (%) (pre-floor)

18.7

20.5

23.8
6 Tier 1 ratio (%)

22.4

24.6

28.0

27.3

26.1
6b Tier 1 ratio (%) (pre-floor)

22.4

24.6

28.0
7 Total capital ratio (%)

22.4

24.6

28.0

27.3

26.1
7b Total capital ratio (%) (pre-floor)

22.4

24.6

28.0
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
9 Countercyclical buffer requirement (%)

0.7

0.7

0.7

0.7

0.7
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)

3.2

3.2

3.2

3.2

3.2
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

14.2

16.0

19.3

18.5

16.8
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

55,776

61,706

55,615

55,567

50,053
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
6,7

6.4

5.8

7.2

6.9

6.6
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)

6.4

5.8

7.2
14e Minimum capital requirements
8

1,673

1,851

1,668
Liquidity coverage ratio (LCR)
9
15
Total high-quality liquid assets (HQLA)

21,360

20,038

18,664

17,285

16,741
16 Total net cash outflow

15,155

14,469

13,355

12,542

11,523
17 LCR (%)

141.5

138.9

140.4

138.9

145.2
Net stable funding ratio (NSFR)
18 Total available stable funding

19,252

17,830

18,580

17,134

14,409
19 Total required stable funding

14,182

13,716

13,222

13,656

11,266
20 NSFR (%)

135.8

130.0

140.5

125.5

127.9
1 Based on applicable EU regulatory rules.

2 Row 9a of the FINMA template

is applicable to the FINMA-regulated scope only

and rows 14c and 14d have

been removed because the EU does

not require the disclosure
of mean values for SFTs.

3 Comparative figures have been restated to align with the

regulatory reports as submitted to the European

Central Bank.

4 Calculated as 8% of total RWA, based

on total capital minimum
requirements, excluding CET1 buffer requirements.

5 Represents the CET1 ratio that is available

for meeting buffer requirements. Calculated as the CET1

ratio minus 4.5% and after considering, where applicable,
CET1 capital that has been used to meet tier 1

and / or total capital ratio requirements under Pillar 1.

6 Calculated on the basis of tier 1 capital.

7 There is currently no temporary exemption of central bank reserves for UBS Europe SE.

8 The higher of capital requirements based on 8% of RWA or 3% of LRD.

9 Figures are calculated based on a 12
‑
month average.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

28
UBS Americas Holding LLC consolidated
Key metrics for the third quarter of 2025
The table

below is

based on

Basel Committee

on Banking

Supervision

(BCBS) Pillar

1 requirements

and in

accordance
with US Basel III rules and generally accepted accounting

principles in the US (US GAAP).
Effective

1 October 2024

and through

30 September

2025, UBS

Americas Holding

LLC was

subject to

a stress

capital
buffer

(an

SCB)

of

9.3%,

in

addition

to

the

minimum

capital

requirements.

The

SCB

was

determined

by

the

Federal
Reserve Board following

the completion of

the 2024 Comprehensive

Capital Analysis and

Review (the CCAR)

based on
Dodd–Frank

Act

Stress

Test

(DFAST)

results

and

planned

future

dividends.

The

SCB,

which

replaced

the

static

capital
conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve
Board. Based on

the results of

the 2025 CCAR,

the SCB

for UBS Americas

Holding LLC was

adjusted to 5.2%

effective
1 October 2025 and

through 30 September

2026, resulting

in a total

common equity

tier 1 (CET1) capital

requirement
of 9.7%.
During the third quarter of 2025, the CET1 capital ratio increased 0.2 percentage points to 21.1%, and the tier 1 capital ratio decreased 0.1 percentage points to 24.5%. Both CET1 capital and tier 1 capital increased by USD 1.0bn due to net profit and

the positive

impact from

a decrease

in deferred

tax assets

deductions,

slightly offset

by preferred

dividends
paid. Risk-weighted

assets (RWA)

increased by

USD 4.2bn to

USD 81.5bn, driven

by a USD 4.4bn

increase in credit

risk
RWA, mainly in derivatives,

securities financing transactions and loans, slightly offset by a USD 0.2bn decrease in market risk RWA.
Leverage ratio exposure,

calculated on an

average basis,

decreased by USD

4.2bn to

USD 195.0bn and, as

a result, the
tier 1 leverage ratio increased 0.7 percentage points

to 10.2%. Similarly, the

tier 1 supplementary leverage ratio (the SLR)
increased 0.5 percentage

points to

8.7%, primarily

driven by

a USD 1.8bn

decrease in

SLR exposure

in addition

to the
increase in tier 1 capital.
The

average

liquidity

coverage

ratio

increased

0.8 percentage

points

to

128.7%,

as

net

cash

outflows

decreased

by
USD 1.3bn

and

high-quality

liquid

assets

decreased

by

USD 1.5bn.

The

average

net

stable

funding

ratio

decreased
4.2 percentage points

to 128.6%.

This was

due to

a USD 2.7bn

decrease in

available stable

funding and

a USD 0.4bn
increase in required stable funding.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

29
KM1: Key metrics
1
USD m, except where indicated
30.9.25 30.6.25 31.3.25
2
31.12.24
2
30.9.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

17,161

16,152

16,236

16,123

23,303
2 Tier 1

19,984

18,974

19,053

18,941

26,121
3 Total capital

20,185

19,164

19,258

19,181

26,378
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

81,477

77,244

78,830

78,166

84,944
4b Minimum capital requirement
3

6,518

6,180

6,306

6,253

6,795
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

21.1

20.9

20.6

20.6

27.4
6 Tier 1 ratio (%)

24.5

24.6

24.2

24.2

30.8
7 Total capital ratio (%)

24.8

24.8

24.4

24.5

31.1
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

9.3

9.3

9.3

9.3

9.1
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.5

2.5

2.5

2.5

2.5
11a US total bank specific capital buffer requirements (%)

9.3

9.3

9.3

9.3

9.1
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

16.6

16.4

16.1

16.1

22.9
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
5

195,030

199,196

204,960

197,487

197,597
14 Basel III leverage ratio (%)
6

10.2

9.5

9.3

9.6

13.2
14a Total Basel III supplementary leverage ratio exposure measure
5

229,768

231,603

234,346

227,973

227,490
14b Basel III supplementary leverage ratio (%)
6

8.7

8.2

8.1

8.3

11.5
Liquidity coverage ratio (LCR)
15 Total high-quality liquid assets (HQLA)
5

27,496

28,951

28,182

26,801

32,069
16 Total net cash outflow
5,7

21,365

22,639

21,213

20,064

24,649
17 LCR (%)

128.7

127.9

132.9

133.6

130.1
Net stable funding ratio (NSFR)
18 Total available stable funding 5

102,169

104,867

107,920

109,283

112,554
19 Total required stable funding
5,7

79,425

78,978

80,532

80,456

81,952
20 NSFR (%)

128.6

132.8

134.0

135.8

137.3
1 As the final Basel III standards have not been implemented in the US,

rows that are not applicable have been removed from the FINMA template.

2 Comparative information has been aligned with UBS Americas
Holding LLC’s regulatory

resubmissions of the FR

Y-9C

reports for 1Q25 and

4Q24, reflecting a reduction

in RWA and improved

capital ratios.

3 Calculated as 8%

of total RWA, based

on total minimum

capital
requirements, excluding CET1

buffer requirements.

4 Represents the CET1

ratio that is

available to meet

buffer requirements. Calculated

as the CET1

ratio minus the

BCBS CET1 capital

requirement and, where
applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

5 Figures are calculated on a quarterly average.

6 Calculated on the basis of tier 1 capital.

7 Reflected at 85%
of the full amount in accordance with the Federal Reserve tailoring rule.

30 September 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

30
Credit Suisse International standalone
Key metrics for the third quarter of 2025
The table

below is

based on

Basel Committee

on Banking

Supervision

(BCBS) Pillar

1 requirements

and in

accordance
with UK Prudential Regulatory Authority regulations and IFRS

Accounting Standards.

During the

third quarter

of 2025,

the common

equity tier

1 capital

of Credit

Suisse International

standalone remained
stable at USD 6.8bn. Risk-weighted assets

(RWA) decreased by USD 1.2bn to

USD 5.8bn, mainly driven by a decrease

in
credit risk

RWA. Leverage ratio

exposure decreased by

USD 4.4bn to USD 15.4bn,

as a

result of decreases

in reverse repos,
money market loans and derivatives.
The average liquidity coverage ratio

was 353.1%, compared with 361.4%

in the second quarter of

2025. The quarterly
variance was driven

by a decrease

of USD 2.1bn in

high-quality liquid assets

reflecting a decrease

in treasury-controlled
assets and a USD 0.5bn reduction in net cash outflows.
The

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

International

standalone

remained

above

the

regulatory
requirement of 100%, at

310.8%, compared with 266.1%

in the second quarter

of 2025. The movement

in the NSFR,
aligned with the

reduction in balance sheet

exposures, was driven by

a decrease of USD 2.9bn

in available stable

funding,
mainly

reflecting

a

decrease

in

capital

and

long-term

funding.

This

was

partly

offset

by

a

decrease

of

USD 1.5bn

in
required

stable

funding,

mainly

driven

by decrease

s

in

derivative

exposures,

trading

inventory,

unsecured

lending

and
other assets.

KM1: Key metrics
1
USD m, except where indicated
30.9.25 30.6.25 31.3.25 31.12.24 30.9.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

6,768

6,734

6,816

6,883

12,945
2 Tier 1

6,768

6,734

6,816

6,883

14,145
3 Total capital

6,768

6,734

6,816

6,883

14,145
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

5,853

7,046

9,332

10,951

16,983
4b Minimum capital requirement
2

468

564

747

876

1,359
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

115.63

95.57

73.04

62.86

76.22
6 Tier 1 ratio (%)

115.63

95.57

73.04

62.86

83.29
7 Total capital ratio (%)

115.63

95.57

73.04

62.86

83.29
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.80

0.57

0.93

0.76

0.73
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

3.30

3.07

3.43

3.26

3.23
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

107.63

87.57

65.04

54.86

71.72
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

15,386

19,754

23,341

32,521

55,245
14 Basel III leverage ratio (%)
4

43.99

34.09

29.20

21.16

25.60
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

10,319

12,427

14,008

15,031

14,984
16 Total net cash outflow

3,011

3,544

4,070

4,253

4,206
17 LCR (%)

353.10

361.40

361.77

363.29

367.15
Net stable funding ratio (NSFR)
18 Total available stable funding

8,043

10,951

13,990

17,503

21,600
19 Total required stable funding

2,744

4,214

6,145

8,693

12,935
20 NSFR (%)

310.83

266.14

241.78

214.78

182.88
1 As the final

Basel III standards

have not been implemented

in the UK, rows

that are not applicable

have been removed from

the FINMA template.

2 Calculated as 8%

of total RWA,

based on total minimum
capital requirements, excluding CET1

buffer requirements.

3 Represents the CET1 ratio

that is available to

meet buffer requirements. Calculated

as the CET1 ratio

minus the BCBS CET1

capital requirement and,
where applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

4 On the basis of tier 1 capital.

5 Based on Pillar 1 requirements; calculated using a 12-month average.

30 September 2025 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DisO-FINMA

FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

30 September 2025 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

30 September 2025 Pillar 3 Report |
Appendix

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors , for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ David Kelly

Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Copetti-Campi

Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By:

/s/ David Kelly

Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Copetti-Campi

Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

November 4, 2025